     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 2000


                                                      REGISTRATION NO. 333-32256
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                     TO THE
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               GERON CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        DELAWARE                                                75-2287752
            (STATE OR OTHER JURISDICTION OF                                  (I.R.S. EMPLOYER
             INCORPORATION OR ORGANIZATION)                               IDENTIFICATION NUMBER)

                             230 CONSTITUTION DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 473-7700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                THOMAS B. OKARMA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               GERON CORPORATION
                             230 CONSTITUTION DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 473-7700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                    GREGORY C. SMITH                                       GERALD S. TANENBAUM
                   CELESTE E. GREENE                                     CAHILL GORDON & REINDEL
        SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                              80 PINE STREET
            525 UNIVERSITY AVENUE, SUITE 220                             NEW YORK, NEW YORK 10005
              PALO ALTO, CALIFORNIA 94301                                     (212) 701-3000
                     (650) 470-4500

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, please check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS                   SUBJECT TO COMPLETION

                              DATED APRIL 7, 2000


3,000,000 Shares

LOGO

GERON CORPORATION

Common Stock

Geron Corporation is offering all of the shares of common stock in this offering.

Our common stock is listed on the Nasdaq National Market under the symbol "GERN". On March 16, 2000, the last reported sale price of our common stock was $44.13 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------
                                                   PRICE TO          UNDERWRITING         PROCEEDS TO
                                                    PUBLIC             DISCOUNT              GERON
---------------------------------------------------------------------------------------------------------
Per Share                                     $                   $                   $
---------------------------------------------------------------------------------------------------------
Total                                         $                   $                   $
---------------------------------------------------------------------------------------------------------

We have granted the underwriters the right to purchase up to an additional 450,000 shares of common stock to cover over-allotments.

J.P. MORGAN & CO.
                               ROBERTSON STEPHENS
                                                            SALOMON SMITH BARNEY
             , 2000

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               TABLE OF CONTENTS

                                              PAGE
Prospectus Summary..........................    1
Risk Factors................................    4
Forward-Looking Statements..................   16
Price Range of Common Stock.................   17
Dividend Policy.............................   17
Use of Proceeds.............................   17
Capitalization..............................   18
Dilution....................................   19
Selected Consolidated Financial Data........   20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................   21

                                              PAGE
Business....................................   26
Management..................................   40
Description of Capital Stock................   43
Underwriting................................   46
Legal Matters...............................   47
Experts.....................................   47
Where You Can Find More Information.........   47
Incorporation by Reference..................   48

                 (THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY.)

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It is not complete, and does not contain all the information you should consider before investing in our common stock. To fully understand this offering and its consequences to you, you should read the entire prospectus carefully, including the "Risk Factors" and "Forward-Looking Statements" sections, the financial data and the documents that we incorporate by reference into this prospectus.

                               GERON CORPORATION

We are a biopharmaceutical company focused on discovering, developing and commercializing therapeutic and diagnostic products for applications in oncology, drug discovery and regenerative medicine. Our product development programs are based on three patented, independent and synergistic technologies: telomerase, human pluripotent stem cells and nuclear transfer. Our three patented technologies give us a competitive edge because each of these technologies individually and in combination will be necessary to develop and commercialize our therapeutic products.

Telomeres are structures at the ends of chromosomes that act as a molecular clock of cellular aging--when telomeres reach a critical short length, the cell stops dividing and becomes senescent, or old. Telomerase is an enzyme that restores telomere length and rewinds the molecular clock, thereby extending a cell's ability to multiply or replicate. By activating telomerase, we seek to increase the lifespan of normal cells which have prematurely aged in the body to treat certain chronic diseases. Conversely, by inhibiting telomerase using small molecules, we hope to kill cancer cells in which telomerase is abnormally turned on and to diagnose cancer by measuring telomerase activity. We have identified classes of small molecule compounds that are effective telomerase inhibitors which are being evaluated by us and our collaborators, Pharmacia & Upjohn and Kyowa Hakko. As a result of our recent confirmation of telomerase inhibition by these small molecules in cell culture, both of our collaborators have extended their funded research collaborations with us.

Human pluripotent stem cells, also known as hPSCs, can develop or differentiate into all cells and tissues in the body. As such, they are a potential source for the manufacture of replacement cells and tissues for applications in regenerative medicine such as chronic liver, heart and nervous system diseases.

Nuclear transfer is a method for generating human cells or whole animals from genetic material derived solely from the nucleus of a single cell obtained from a single individual. In early 1997, scientists at the Roslin Institute in Scotland demonstrated with the birth of Dolly, the sheep, that the nucleus of an adult cell can be used to create cloned offspring. In this process, the nucleus containing all of the chromosomal DNA is removed, or enucleated, from the egg cell and replaced with the nucleus containing all of the chromosomal DNA from a donor adult somatic or non-reproductive cell. We intend to develop this technology to produce genetically-matched cells for use in repairing organs damaged by chronic degenerative disease that would not be rejected by the patient's immune system.

By integrating our three technology platforms: extension of the replicative capacity of cells with telomerase, production of unlimited numbers of functional cells and tissues from hPSCs and development of genetically-matched cells using nuclear transfer, it may be possible to generate transplantable cells or tissues that would form a durable transplant, potentially lasting the lifetime of the patient, without the need for immunosuppressive drugs. The implication of such an achievement would be to make regenerative medicine a reality by providing organ regeneration therapies to every patient with any chronic degenerative disease that is treatable with cell or tissue transplantation.

We are developing telomerase inhibitors, cancer killing viruses and telomerase vaccines as anti-cancer therapies. We are developing telomerase-based assays for applications in cancer diagnostics. We are also creating immortalized liver cells as a consistent source of normal human liver tissue for use in predicting the impact of a new drug on human livers in the body. We are developing gene-based and cell-based therapies for the treatment of chronic degenerative diseases.

We have established collaborations and alliances with pharmaceutical companies, other biotechnology companies and leading academic institutions to enhance our research, development and commercialization capabilities. Our collaborating commercial licensees include:

- Kyowa Hakko, with whom we are developing inhibitors of telomerase for cancer therapy;

- Pharmacia & Upjohn, with whom we are developing inhibitors of telomerase for cancer therapy;

- Roche Diagnostics, with whom we are developing assays to measure telomerase for research and clinical diagnostics; and

- Clontech Laboratories, a Becton Dickinson company, with whom we are marketing telomerase-immortalized cells for research.

To date, we own or have licensed over 58 issued or allowed United States patents and more than 17 granted foreign patents. We also own or have licensed over 265 patent applications that are pending worldwide. We hold rights to over 30 issued United States patents relating to telomerase. We have licensed several United States and foreign national patent applications relating to embryonic stem cells and germ cells and methods for obtaining and maintaining them. These licenses include an issued United States patent covering primate embryonic stem cells and allowed United States patent applications covering human embryonic germ cells. In connection with our acquisition of Roslin Bio-Med, we acquired a license for a number of United States and foreign national patent applications directed at nuclear transfer, including two issued patents in the United Kingdom and one allowed patent in the United States.

We were incorporated in 1990 under the laws of Delaware. Our principal executive offices are located at 230 Constitution Drive, Menlo Park, California 94025 and our telephone number is (650) 473-7700. References in this prospectus to "we," "us," "our" and "Geron" refer to Geron Corporation and its subsidiaries.

                                  THE OFFERING

The following information is based on 21,172,220 shares of common stock outstanding on March 9, 2000. This number excludes 3,014,030 shares of common stock issuable upon the exercise of stock options outstanding on March 9, 2000, 615,135 shares of common stock issuable upon the conversion of our convertible debentures outstanding on March 9, 2000 and 582,917 shares of common stock issuable upon the exercise of our warrants to purchase common stock outstanding on March 9, 2000. It also excludes an additional 1,285,173 shares of common stock available for future issuance under our stock option and other employee benefit plans and assumes no exercise of the underwriters' over-allotment option.


COMMON STOCK OFFERED....................................  3,000,000 shares

COMMON STOCK TO BE OUTSTANDING AFTER THE OFFERING.......  24,172,220 shares

OVER-ALLOTMENT OPTION...................................  450,000 shares

USE OF PROCEEDS.........................................  We intend to use the net proceeds of this offering for general corporate purposes, including working capital to
                                                          fund anticipated operating losses, expenses and capital
                                                          expenditures.

DIVIDEND POLICY.........................................  We have not paid cash dividends on our common stock and have no intention to do so in the foreseeable future.

NASDAQ NATIONAL MARKET SYMBOL...........................  "GERN"

                                  RISK FACTORS

Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock. Any of these risks could materially adversely affect our business, operating results and financial condition.

RISKS RELATED TO GERON

OUR BUSINESS IS AT AN EARLY STAGE OF DEVELOPMENT AND WE MAY NOT DEVELOP ANY PRODUCTS THAT REACH CLINICAL TRIALS

The study of the mechanisms of cellular aging and cellular immortality, including telomere biology and telomerase, the study of human pluripotent stem cells, and the process of nuclear transfer are relatively new areas of research. Our business is at an early stage of development. We have not yet produced any products that have progressed to clinical trials and we may never do so. Our ability to produce products that progress to clinical trials is subject to our ability to, among other things:

- continue to have success with our research and development efforts;

- select therapeutic compounds for development;

- obtain the required regulatory approvals; and

- manufacture and market resulting products.

If and when potential lead drug compounds or product candidates are identified through our research programs, they will require significant preclinical and clinical testing prior to regulatory approval in the United States and elsewhere. In addition, we will also need to determine whether any of these potential products can be manufactured in commercial quantities at an acceptable cost. Our efforts may not result in a product that can be marketed. Because of the significant scientific, regulatory and commercial milestones that must be reached for any of our research programs to be successful, any program may be abandoned, even after significant resources have been expended.

WE HAVE A HISTORY OF OPERATING LOSSES AND ANTICIPATE FUTURE LOSSES; CONTINUED LOSSES COULD IMPAIR OUR ABILITY TO SUSTAIN OPERATIONS

We have incurred net operating losses every year since our operations began in 1990. As of December 31, 1999, our accumulated deficit was approximately $104.0 million. Losses have resulted principally from costs incurred in connection with our research and development activities and from general and administrative costs associated with our operations. We expect to incur additional operating losses over the next several years as our research and development efforts and preclinical testing activities are expanded. Substantially all of our revenues to date have been research support payments under the collaboration agreements with Kyowa Hakko and Pharmacia & Upjohn. The agreements provide that through 2001, Kyowa Hakko and Pharmacia & Upjohn will provide additional funding. We may be unsuccessful in entering into any new corporate collaboration that results in revenues. Even if we are able to obtain new collaboration arrangements with third parties the revenues generated from these arrangements will be insufficient to continue or expand our research activities and otherwise sustain our operations.

We are unable to estimate at this time the level of revenue to be received from the sale of diagnostic products, and do not currently expect to receive significant revenues from the sale of research-use-only kits. Our ability to continue or expand our research activities and otherwise sustain our operations is dependent on our ability, alone or with others to, among other things, manufacture and market therapeutic products.

We may never receive material revenues from product sales or that such revenues, if any, will be sufficient to continue or expand our research activities and otherwise sustain our operations.

WE WILL NEED ADDITIONAL CAPITAL TO CONDUCT OUR OPERATIONS AND DEVELOP OUR PRODUCTS, AND OUR ABILITY TO OBTAIN THE NECESSARY FUNDING IS UNCERTAIN

We will require substantial capital resources in order to conduct our operations and develop our products. While we estimate that our existing capital resources, payments under the Kyowa Hakko and Pharmacia & Upjohn collaborative agreements, interest income and equipment financing will be sufficient to fund our current level of operations through June 2002, we cannot guarantee that this will be the case. The timing and degree of any future capital requirements will depend on many factors, including:

- the accuracy of the assumptions underlying our estimates for our capital needs in 2000 and beyond;

- continued scientific progress in our research and development programs;

- the magnitude and scope of our research and development programs;

- our ability to maintain and establish strategic arrangements for research, development, clinical testing, manufacturing and marketing;

- our progress with preclinical and clinical trials;

- the time and costs involved in obtaining regulatory approvals;

- the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; and

- the potential for new technologies and products.

We intend to acquire additional funding through strategic collaborations, public or private equity financings and capital lease transactions. Additional financing may not be available on acceptable terms, or at all. Additional equity financings could result in significant dilution to stockholders. Further, in the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves. If sufficient capital is not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs, each of which could have a material adverse effect on our business.

OUR INABILITY TO IDENTIFY AN EFFECTIVE INHIBITOR FOR TELOMERASE MAY PREVENT US FROM DEVELOPING A VIABLE CANCER TREATMENT PRODUCT, WHICH WOULD ADVERSELY IMPACT OUR FUTURE BUSINESS PROSPECTS

As a result of our drug discovery efforts to date, we have identified compounds in laboratory studies that demonstrate potential for inhibiting telomerase in humans. However, additional development efforts will be required before we select a lead compound for preclinical development and clinical trials as a telomerase inhibitor for cancer. We will have to conduct additional research before we can select a compound and we may never identify a compound that will enable us to fully develop a commercially viable treatment for cancer.

If, and when selected, a lead compound may prove to have undesirable and unintended side effects or other characteristics affecting its safety or effectiveness that may prevent or limit its commercial use. In terms of safety, our discoveries may result in cancer treatment solutions that cause unacceptable side effects for the human body. Our discoveries may also not be as effective as is necessary to market a commercially viable product for the treatment of cancer. As a result, telomerase inhibition may need to be used in conjunction with other cancer therapies. Accordingly, it may become extremely difficult for us to proceed with preclinical and clinical development, to obtain regulatory approval or to market a telomerase inhibitor for the treatment of cancer. If we abandon our research for cancer treatment for any of these reasons or for other reasons, our business prospects would be materially and adversely affected.

IF OUR ACCESS TO NECESSARY TISSUE SAMPLES, INFORMATION OR LICENSED TECHNOLOGIES IS RESTRICTED, WE WILL NOT BE ABLE TO DEVELOP OUR BUSINESS

To continue the research and development of our therapeutic and diagnostic products, we need access to normal and diseased human and other tissue samples, other biological materials and related clinical and other information. We compete with many other companies for these materials and information. We may not be able to obtain or maintain access to these materials and information on acceptable terms, if at all. In addition, government regulation in the United States and foreign countries could result in restricted access to, or prohibiting the use of, human and other tissue samples. If we lose access to sufficient numbers or sources of tissue samples, or if tighter restrictions are imposed on our use of the information generated from tissue samples, our business will be materially harmed.

SOME OF OUR COMPETITORS MAY DEVELOP TECHNOLOGIES THAT ARE SUPERIOR TO OR MORE COST-EFFECTIVE THAN OURS, WHICH MAY IMPACT THE COMMERCIAL VIABILITY OF OUR TECHNOLOGIES AND WHICH MAY SIGNIFICANTLY DAMAGE OUR ABILITY TO SUSTAIN OPERATIONS

The pharmaceutical and biotechnology industries are intensely competitive. We believe that other pharmaceutical and biotechnology companies and research organizations currently engage in or have in the past engaged in efforts related to the biological mechanisms of cell aging and cell immortality, including the study of telomeres, telomerase, human pluripotent stem cells, and nuclear transfer. In addition, other products and therapies that could compete directly with the products that we are seeking to develop and market currently exist or are being developed by pharmaceutical and biopharmaceutical companies and by academic and other research organizations.

Many companies are also developing alternative therapies to treat cancer and, in this regard, are competitors of ours. Many of the pharmaceutical companies developing and marketing these competing products have significantly greater financial resources and expertise than we do in:

- research and development;

- manufacturing;

- preclinical and clinical testing;

- obtaining regulatory approvals; and

- marketing.

Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to ours. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our programs. There is also competition for access to libraries of compounds to use for screening. Should we fail to secure and maintain access to sufficiently broad libraries of compounds for screening potential targets, our business would be materially harmed.

In addition to the above factors, we expect to face competition in the following areas:

- product efficacy and safety;

- the timing and scope of regulatory consents;

- availability of resources;

- reimbursement coverage;

- price; and

- patent position, including potentially dominant patent positions of others.

As a result of the foregoing, our competitors may develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than us. Most significantly, competitive products may render the products that we develop obsolete.

THE ETHICAL, LEGAL AND SOCIAL IMPLICATIONS OF OUR RESEARCH USING PLURIPOTENT STEM CELLS AND NUCLEAR TRANSFER COULD PREVENT US FROM DEVELOPING OR GAINING ACCEPTANCE FOR COMMERCIALLY VIABLE PRODUCTS IN THIS AREA

Our programs in regenerative medicine may involve the use of human pluripotent stem cells that would be derived from human embryonic or fetal tissue. The use of human pluripotent stem cells gives rise to ethical, legal and social issues regarding the appropriate use of these cells. In the event that our research related to human pluripotent stem cells becomes the subject of adverse commentary or publicity, the market price for our common stock could be significantly harmed.

Some groups have voiced opposition to our technology and practices. The concepts of cell regeneration, cell immortality, and genetic cloning have stimulated significant ethnical debates in both the social and political arenas. We use hPSCs derived through a process that uses either donated embryos that are no longer necessary following a successful in vitro fertilization procedure or donated fetal material as the starting material. Further, many research institutions, including some of our scientific collaborators, have adopted policies regarding the ethical use of human embryonic and fetal tissue. These policies may have the effect of limiting the scope of research conducted using hPSCs, resulting in reduced scientific progress. In addition, the United States government and its agencies currently do not fund research which involves the use of human embryonic tissue and may in the future regulate or otherwise restrict or prohibit the public or private use of human embryonic or fetal tissue. Our inability to conduct research using hPSCs due to such factors as government regulation or otherwise could have a material adverse effect on us. Finally we acquired Roslin Bio-Med to gain the rights to nuclear transfer technology. The Roslin Institute produced Dolly the sheep in 1997 -- the first mammal cloned from an adult cell in history. Geron acquired exclusive rights to this technology for all areas except human cloning and certain other limited applications. Although we will not be pursuing human reproductive cloning, all of the techniques we continue to develop for use in agricultural cloning and our nuclear transfer work for organ regeneration are directly applicable to human cloning should some other group in the future decide to pursue this avenue. Negative associations with any or all of these practices could:

- harm our ability to establish critical partnerships and collaborations;

- prompt government regulation of our technologies;

- cause delays in our research and development; and

- cause a decrease in the price of our stock.

Also, if regulatory bodies were to ban nuclear transfer processes, our research using nuclear transfer technology could be cancelled and our business could be significantly harmed.

PUBLIC ATTITUDES TOWARDS GENE THERAPY MAY NEGATIVELY AFFECT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF OUR PRODUCTS

The commercial success of our product candidates will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Adverse events in the field of gene therapy that have occurred or may occur in the future also may result in greater governmental regulation of our product candidates and potential regulatory delays relating to the testing or approval of our product candidates.

Negative public reaction to gene therapy in the development of certain of our therapies could result in greater government regulation, stricter clinical trial oversight, commercial product labeling requirements of gene therapies and could cause a decrease in the demand for any products that we may develop. The subject of genetically modified organisms has received negative publicity in Europe, which has aroused public debate. The adverse publicity in Europe could lead to greater regulation and trade restrictions on imports of genetically altered products. If similar adverse public reaction occurs in the United States, genetic research and resultant products could be subject to greater domestic regulation and could cause a decrease in the demand for our potential products.

EVEN IF WE REACH CLINICAL TRIALS WITH ONE OR MORE OF OUR PRODUCTS, THEY MAY NOT RESULT IN ANY COMMERCIALLY VIABLE PRODUCTS

We do not expect to generate any significant revenues from product sales for a period of several years. We may never generate revenues from product sales or become profitable because of a variety of risks inherent in our business, including risks that:

- clinical trials may not demonstrate the safety and efficacy of our products;

- completion of clinical trials may be delayed, or costs of clinical trials may exceed anticipated amounts;

- we may not be able to obtain regulatory approval of our products, or may experience delays in obtaining such approvals;

- we may not be able to manufacture our drugs economically on a commercial scale;

- we and our licensees may not be able to successfully market our products;

- physicians may not prescribe our products, or patients may not accept such products;

- others may have proprietary rights which prevent us from marketing our products; and

- competitors may sell similar, superior or lower-cost products.

IMPAIRMENT OF OUR INTELLECTUAL PROPERTY RIGHTS MAY LIMIT OUR ABILITY TO PURSUE THE DEVELOPMENT OF OUR INTENDED TECHNOLOGIES AND PRODUCTS

Our success will depend on our ability to obtain and enforce patents for our discoveries; however, legal principles in the United States and in other countries for biotechnology patents are not firmly established and the extent to which we will be able to obtain patent coverage is uncertain.

Protection of our proprietary compounds and technology is critically important to our business. Our success will depend in part on our ability to obtain and enforce our patents and maintain trade secrets, both in the United States and in other countries. The patent positions of pharmaceutical and biopharmaceutical companies, including ours, are highly uncertain and involve complex legal and technical questions for which legal principles are not firmly established. We may not continue to develop products or processes that are patentable, and it is possible that patents will not issue from any of our pending applications, including allowed patent applications. Further, our current patents, or patents that issue on pending applications, may be challenged, invalidated or circumvented, and our current or future patent rights may not provide proprietary protection or competitive advantages to us. In the event that we are unsuccessful in obtaining and enforcing patents, our business would be negatively impacted.

Patent applications in the United States are maintained in secrecy until patents issue. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by at least several months and sometimes several years. Therefore, the persons or entities that we or our licensors name as inventors in our patents and patent applications may not have been the first to invent the inventions disclosed in the patent applications or patents, or file patent applications for these inventions. As a result, we may not be able to obtain patents from discoveries that we otherwise would consider patentable and that we consider to be extremely significant to our future success.

Patent prosecution or litigation may also be necessary to obtain patents, enforce any patents issued or licensed to us or to determine the scope and validity of our proprietary rights or the proprietary rights of another. We may not be successful in any patent prosecution or litigation. Patent prosecution and litigation in general can be extremely expensive and time consuming, even if the outcome is favorable to us. An adverse outcome in a patent prosecution, litigation or any other proceeding in a court or patent office could subject our business to significant liabilities to other parties, require disputed rights to be licensed from other parties or require us to cease using the disputed technology.

We may be subject to infringement claims that are costly to defend, and which may limit our ability to use disputed technologies and prevent us from pursuing research and development or commercialization of potential products

Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of others. Our technologies may infringe the patents or proprietary rights of others. In addition, we may become aware of discoveries and technology controlled by third parties that are advantageous to our research programs. In the event our technologies do infringe on the rights of others or we require the use of discoveries and technology controlled by third parties, we may be prevented from pursuing research, development or commercialization of potential products or may be required to obtain licenses to these patents or other proprietary rights or develop or obtain alternative technologies. We may not be able to obtain alternative technologies or any required license on commercially favorable terms, if at all. If we do not obtain the necessary licenses or alternative technologies, we may be delayed or prevented from pursuing the development of some potential products. Our breach of an existing license or failure to obtain alternative technologies or a license to any technology that we may require to develop or commercialize our products will significantly and negatively affect our business.

Patent law relating to the scope and enforceability of claims in the technology fields in which we operate is still evolving, and the degree of future protection for any of our proprietary rights is highly uncertain. In this regard, patents may not issue from any of our patent applications. As a result, our success may become dependent on our ability to obtain licenses for using the patented discoveries of others. We are aware of patent applications and patents that have been filed by others with respect to our technologies and we may have to obtain licenses to use these technologies. Moreover, other patent applications may be granted priority over patent applications that we or any of our licensors have filed. Furthermore, others may independently develop similar or alternative technologies, duplicate any of our technologies or design around the patented technologies we have developed. In the event that we are unable to acquire licenses to critical technologies that we cannot patent ourselves, we may be required to expend significant time and resources to develop similar technology, and we may not be successful in this regard. If we cannot acquire or develop the necessary technology, we may be prevented from pursuing some of our business objectives. Moreover, one of our competitors could acquire or license the necessary technology. Any of these events could materially harm our business.

We may be subject to claims or litigation as a result of entering into license agreements with third parties or infringing on the patents of others. For example, we signed a licensing and sponsored research agreement relating to our research relating to pluripotent stem cells with The Johns Hopkins University School of Medicine in August 1997. Prior to signing this agreement, we had been informed by a third party that we and Johns Hopkins University would violate the rights of that third party and another academic institution in doing so. After a review of the correspondence with the third party and Johns Hopkins University, as well as related documents, including an issued United States patent, we believe that both we and Johns Hopkins University have substantial defenses to any claims that might be asserted by the third party. We have agreed to provide indemnification to Johns Hopkins University relating to potential claims. However, any litigation resulting from this matter may divert significant resources, both financial and otherwise, from our research programs. We may be unsuccessful if the matter is litigated. If the outcome of litigation is unfavorable to us, our business could be materially and adversely affected.

Much of the information and know-how that is critical to our business is not patentable and we may not be able to prevent others from obtaining this information and establishing competitive enterprises

We rely extensively on trade secrets to protect our proprietary technology, especially in circumstances in which patent protection is not believed to be appropriate or obtainable. We attempt to protect our proprietary technology in part by confidentiality agreements with our employees, consultants and contractors. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors, any of which would harm our business significantly.

SOME OF OUR PATENTS AND PATENT APPLICATIONS RELATING TO TELOMERASE MAY BE SUBJECT TO CHALLENGE OR BE SUSPENDED BY THE UNITED STATES PATENT AND TRADEMARK OFFICE, WHICH COULD JEOPARDIZE OUR ABILITY TO COMMERCIALIZE TELOMERASE PRODUCTS

Our patents and patent applications relating to telomerase are critically important to our development and commercialization of therapeutic and diagnostic products for applications in oncology and regenerative medicine. We have a number of patent applications pending relating to the cloned telomerase protein and its uses. Patent applications respecting the human telomerase protein and related gene applications are pending in several countries and patent prosecution is ongoing. Although we have been granted patents in the United Kingdom and Switzerland, we have received rejections in certain other countries and we may be unable to overcome those rejections or any others that we may encounter.

The United States Patent and Trademark Office has advised us that the claims of two of our United States patent applications relating to cloned human telomerase are allowable, but that further prosecution of these applications has been suspended pending a determination of whether the initiation of an interference proceeding is appropriate to ascertain who made the claimed inventions first. We believe this event indicates, among other things, that the Patent and Trademark Office has established that at least one other entity has filed a United States patent application also claiming cloned human telomerase protein or its uses. As a result, one or more interferences could be declared, in which case the United States Patent and Trademark Office would undertake a multi-year process to decide who made the underlying invention or inventions first. If an interference is declared one result is that another entity could be awarded the patents.

We have prepared for an interference proceeding and, based on the information presently available to us, we believe that we cloned human telomerase protein prior to any other entity. However, we do not yet have access to other entities' invention records or their patent application files, which are maintained in secrecy by the United States Patent and Trademark Office. We, therefore, do not have access to all pertinent information for this analysis. Moreover, as interferences are typically complex, highly contested legal proceedings subject to appeal, accurately predicting an outcome is not possible, particularly at this stage. An interference would divert significant resources, both financial and otherwise, from our research programs.

If interferences or other challenges to our patents are not resolved promptly in our favor, our existing business relationships could be jeopardized and we could be delayed or prevented from entering into new collaborations or from commercializing telomerase products, which could materially harm our business.

WE DEPEND ON OUR COLLABORATORS TO HELP US COMPLETE THE PROCESS OF DEVELOPING AND TESTING OUR PRODUCTS AND OUR ABILITY TO DEVELOP AND COMMERCIALIZE PRODUCTS MAY BE IMPAIRED OR DELAYED IF OUR COLLABORATIVE PARTNERSHIPS ARE UNSUCCESSFUL

Our strategy for the development, clinical testing and commercialization of our products requires entering into collaborations with corporate partners, licensors, licensees and others. We are dependent upon the subsequent success of these other parties in performing their respective responsibilities and the continued cooperation of our partners. Our collaborators may not cooperate with us or perform their obligations under our agreements with them. We cannot control the amount and timing of our collaborators' resources that will be devoted to our research activities related to our collaborative agreements with them. Our collaborators may choose to pursue existing or alternative technologies in preference to those being developed in collaboration with us.

Our ability to successfully develop and commercialize telomerase inhibition products depends on our corporate alliances with Kyowa Hakko and Pharmacia & Upjohn, and our ability to successfully develop and commercialize telomerase diagnostic products depends on our corporate alliance with Roche Diagnostics. Under our collaborative agreements with these collaborators, we rely significantly on them, among other activities, to:

- design and conduct advanced clinical trials in the event that we reach clinical trials;

- fund research and development activities with us;

- pay us fees upon the achievement of milestones; and

- co-promote with us any commercial products that result from our collaborations.

The development and commercialization of products from these collaborations will be delayed if Kyowa Hakko, Pharmacia & Upjohn or Roche Diagnostics fail to conduct these collaborative activities in a timely manner or at all. In addition, Kyowa Hakko, Pharmacia & Upjohn or Roche Diagnostics could terminate these agreements and we may not receive any development or milestone payments. If we do not receive research funds or achieve milestones set forth in the agreements, or if Kyowa Hakko, Pharmacia & Upjohn or Roche Diagnostics or any of our future collaborators breach or terminate collaborative agreements with us, our business may be materially harmed.

OUR RELIANCE ON THE RESEARCH ACTIVITIES OF OUR NON-EMPLOYEE SCIENTIFIC ADVISORS AND OTHER RESEARCH INSTITUTIONS, WHOSE ACTIVITIES ARE NOT WHOLLY WITHIN OUR CONTROL, MAY LEAD TO DELAYS IN TECHNOLOGICAL DEVELOPMENTS

We rely extensively and have relationships with scientific advisors at academic and other institutions, some of whom conduct research at our request. These scientific advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. We have limited control over the activities of these advisors and, except as otherwise required by our collaboration and consulting agreements, can expect only limited amounts of their time to be dedicated to our activities. If our scientific advisors are unable or refuse to contribute to the development of any of our potential discoveries, our ability to generate significant advances in our technologies will be significantly harmed.

In addition, we have formed research collaborations with many academic and other research institutions throughout the world, including the Roslin Institute. These research facilities may have commitments to other commercial and non-commercial entities. We have limited control over the operations of these laboratories and can expect only limited amounts of time to be dedicated to our research goals.

UNEXPECTED COSTS AND OTHER DIFFICULTIES ARISING FROM OUR ACQUISITION OF ROSLIN BIO-MED LTD. AND SIMULTANEOUS RESEARCH COLLABORATION WITH THE ROSLIN INSTITUTE MAY DRAIN HUMAN AND FINANCIAL RESOURCES, OR OTHERWISE NEGATIVELY AFFECT OUR OPERATIONS

In May 1999, we acquired Roslin Bio-Med, a private company located in Scotland which was established by the Roslin Institute to develop nuclear transfer technology. Our acquisition of Roslin Bio-Med and formation of a research collaboration with the Roslin Institute have expanded the scope of our business and operations. As a result, we may be presented with operational issues that we have not previously faced as a company, but which generally accompany acquisitions and research collaborations of this nature, including:

- the potential disruption of ongoing business and distraction of management;

- unanticipated expenses related to technology and research integration; and

- the difficulty of implementing and maintaining uniform standards, controls, procedures and policies.

We may not be able to overcome any of these obstacles, and our failure to do so could prevent us from achieving the perceived benefits of the acquisition and collaboration and negatively impact our research activities and results of operations.

In addition, our agreement with the Roslin Institute obligated us to provide approximately $20 million in development funding. If we are unable to fulfill this significant obligation, the Roslin Institute could terminate the agreement and we would lose our rights to the technology.

THE ACQUISITION OF ROSLIN BIO-MED HAS SUBJECTED US TO THE UNCERTAINTY INHERENT IN INTERNATIONAL OPERATIONS, AND WE HAVE LIMITED EXPERIENCE WITH INTERNATIONAL OPERATIONS

To date, we have only limited experience in managing operations internationally. Our acquisition of Roslin Bio-Med represents our first experience in managing international operations. As a result of our international expansion, we are now subject to the uncertainties inherent in international operations, including:

- unexpected changes in regulatory requirements;

- compliance with international laws;

- difficulties in staffing and managing international operations including those that arise as a result of distance, language and cultural differences;

- currency exchange rate fluctuations;

- political instability;

- export restrictions; and

- potentially adverse tax consequences.

One or more of these factors could materially harm our future international operations, the success of our acquisition of Roslin Bio-Med and, consequently, our business, operating results, and financial condition. Similarly, our collaborations with international partners such as the Roslin Institute, Pharmacia & Upjohn, Kyowa Hakko and Roche Diagnostics could also subject us to the above described international uncertainties.

THE LOSS OF KEY PERSONNEL COULD SLOW OUR ABILITY TO CONDUCT RESEARCH AND DEVELOP PRODUCTS

Our future success depends to a significant extent on the skills, experience and efforts of our executive officers and key members of our scientific staff. Competition for personnel is intense and we may be unable to retain our current personnel or attract or assimilate other highly qualified management and scientific personnel in the future. The loss of any or all of these individuals could harm our business and might significantly delay or prevent the achievement of research, development or business objectives.

We also rely on consultants and advisors, including the members of our Scientific Advisory Board, who assist us in formulating our research and development strategy. We face intense competition for qualified individuals from numerous pharmaceutical, biopharmaceutical and biotechnology companies, as well as academic and other research institutions. We may not be able to attract and retain these individuals on acceptable terms. Failure to do so would materially harm our business.

WE MAY NOT BE ABLE TO OBTAIN OR MAINTAIN SUFFICIENT INSURANCE ON COMMERCIALLY REASONABLE TERMS OR WITH ADEQUATE COVERAGE AGAINST POTENTIAL LIABILITIES IN ORDER TO PROTECT OURSELVES AGAINST PRODUCT LIABILITY CLAIMS

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic and diagnostic products. We may become subject to product liability claims if the use of our products is alleged to have injured subjects or patients. This risk exists for products tested in human clinical trials as well as products that are sold commercially We currently have no clinical trial liability insurance and we may not be able to obtain and maintain this type of insurance for any of our clinical trials. In addition, product liability insurance is becoming increasingly expensive. As a result, we may not be able to obtain or maintain product liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities which could have a material adverse effect on us.

WE MAY BE REQUIRED TO COMPLY WITH THE REGISTRATION REQUIREMENTS OF THE INVESTMENT COMPANY ACT OF 1940, WHICH COULD ADVERSELY AFFECT OUR BUSINESS



We believe that we are primarily engaged in a business other than investing, reinvesting, owing or trading in securities. We invest our cash in cash equivalents and short-term investments of high quality, following the investment guidelines approved by our Board of Directors. Nevertheless, we may be required to comply with the registration requirements of the Investment Company Act of 1940. These registration requirements could have a material adverse effect on our business.


INDUSTRY RISKS

BECAUSE WE OR OUR COLLABORATORS MUST OBTAIN REGULATORY APPROVAL TO MARKET OUR PRODUCTS IN THE UNITED STATES AND FOREIGN JURISDICTIONS, WE CANNOT PREDICT WHETHER OR WHEN WE WILL BE PERMITTED TO COMMERCIALIZE OUR PRODUCTS

Federal, state and local governments in the United States and governments in other countries have significant regulations in place that govern many of our activities. The preclinical testing and clinical trials of the products that we develop ourselves or that our collaborators develop are subject to intense government regulation and may prevent us from creating commercially viable products from our discoveries. In addition, the sale by us or our collaborators of any commercially viable product will be subject to government regulation from several standpoints, including the processes of:

- manufacturing;

- advertising and promoting;

- selling and marketing;

- labeling; and

- distributing.

We may not obtain regulatory approval for the products we develop or that our collaborators will obtain regulatory approval for the products they develop. Regulatory approval may also entail limitations on the indicated uses of a proposed product. Because certain of our product candidates involve the application of new technologies and may be based upon a new therapeutic approach, such products may be subject to substantial additional review by various government regulatory authorities, and, as a result, we may obtain regulatory approvals for such products more slowly than for products based upon more conventional technologies. If, and to the extent that, we are unable to comply with these regulations, our ability to earn revenues will be materially and negatively impacted.

The regulatory process, particularly for biopharmaceutical products like ours, is uncertain, can take many years and requires the expenditure of substantial resources. Any product that we or our collaborative partners develop must receive all relevant regulatory agency approvals or clearances, if any, before it may be marketed in the United States or other countries. Generally, biological drugs and non-biological drugs are regulated more rigorously than medical devices. In particular, human pharmaceutical therapeutic products, including a telomerase inhibitor, are subject to rigorous preclinical and clinical testing and other requirements by the Food and Drug Administration in the United States and similar health authorities in foreign countries. The regulatory process, which includes extensive preclinical testing and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources.

Data obtained from preclinical and clinical activities is susceptible to varying interpretations that could delay, limit or prevent regulatory agency approvals or clearances. In addition, delays or rejections may be encountered based upon changes in regulatory agency policy during the period of product development and/or the period of review of any application for regulatory agency approval or clearance for a product. Delays in obtaining regulatory agency approvals or clearances could:

- significantly harm the marketing of any products that we or our collaborators develop;

- impose costly procedures upon our activities or the activities of our collaborators;

- diminish any competitive advantages that we or our collaborative partners may attain; or

- adversely affect our ability to receive royalties and generate revenues and profits.

Even if we commit the time and resources, both economic and otherwise, that are necessary, the required regulatory agency approvals or clearances may not be obtained for any products developed by or in collaboration with us. If regulatory agency approval or clearance for a new product is obtained, this approval or clearance may entail limitations on the indicated uses for which it may be marketed that could limit the potential commercial use of the product. Furthermore, approved products and their manufacturers are subject to continual review, and discovery of previously unknown problems with a product or its manufacturer may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. Failure to comply with regulatory requirements can result in severe civil and criminal penalties, including but not limited to:

- recall or seizure of products;

- injunction against manufacture, distribution, sales and marketing; and

- criminal prosecution.

The imposition of any of these penalties could significantly impair our business, financial condition and results of operations.

TO BE SUCCESSFUL, OUR PRODUCTS MUST BE ACCEPTED BY THE HEALTH CARE COMMUNITY THAT CAN BE VERY SLOW TO ADOPT OR UNRECEPTIVE TO NEW TECHNOLOGIES AND PRODUCTS

Our products and those developed by our collaborative partners, if approved for marketing, may not achieve market acceptance since physicians, patients or the medical community in general may decide not to accept and utilize these products. The products that we are attempting to develop may represent substantial departures from established treatment methods and will compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical companies. The degree of market acceptance of any of our developed products will depend on a number of factors, including:

- our establishment and demonstration to the medical community of the clinical efficacy and safety of our product candidates;

- our ability to create products that are superior to alternatives currently on the market;

- our ability to establish in the medical community the potential advantage of our treatments over alternative treatment methods; and

- reimbursement policies of government and third-party payors.

If the health care community does not accept our products for any of the foregoing reasons, or for any other reason, our business would be materially harmed.

THE REIMBURSEMENT STATUS OF NEWLY-APPROVED HEALTH CARE PRODUCTS IS UNCERTAIN AND FAILURE TO OBTAIN REIMBURSEMENT APPROVAL COULD SEVERELY LIMIT THE USE OF OUR PRODUCTS

Significant uncertainty exists as to the reimbursement status of newly approved health care products, including pharmaceuticals. If we fail to generate adequate third party reimbursement for the users of our potential products and treatments, then we may be unable to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In both domestic and foreign markets, sales of our products, if any, will depend in part on the availability of reimbursement from third-party payors, examples of which include:

- government health administration authorities;

- private health insurers;

- health maintenance organizations; and

- pharmacy benefit management companies.

Both federal and state governments in the United States and foreign governments continue to propose and pass legislation designed to contain or reduce the cost of health care through various means. Legislation and regulations affecting the pricing of pharmaceuticals and other medical products may change or be adopted before any of our potential products are approved for marketing. Cost control initiatives could decrease the price that we receive for any product we may develop in the future. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services and any of our potential products and treatments may ultimately not be considered cost effective by these third parties. Any of these initiatives or developments could materially harm our business.

OUR ACTIVITIES INVOLVE HAZARDOUS MATERIALS AND IMPROPER HANDLING OF THESE MATERIALS BY OUR EMPLOYEES OR AGENTS COULD EXPOSE US TO SIGNIFICANT LEGAL AND FINANCIAL PENALTIES

Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. As a consequence, we are subject to numerous environmental and safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. We may be required to incur significant costs to comply with current or future environmental laws and regulations and may be adversely affected by the cost of compliance with these laws and regulations.

Although we believe that our safety procedures for using, handling, storing and disposing of hazardous materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, our use of these materials could be curtailed by state or federal authorities and we could be liable for any civil damages that result, the cost of which could be substantial. Further, any failure by us to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous chemicals or hazardous, infectious or toxic substances could subject us to significant liabilities, including joint and several liability under certain statutes, and any liability could exceed our resources and could have a material adverse effect on our business, financial condition and results of operations. Additionally, an accident could damage our research and manufacturing facilities and operations.

Additional federal, state and local laws and regulations affecting us may be adopted in the future. We may incur substantial costs to comply with and substantial fines or penalties if we violate any of these laws or regulations.

OFFERING RISKS

OUR STOCK PRICE HAS HISTORICALLY BEEN VERY VOLATILE, WHICH MAY MAKE IT MORE DIFFICULT FOR YOU TO RESELL SHARES WHEN YOU WANT AT PRICES YOU FIND ATTRACTIVE

Stock prices and trading volumes for many biopharmaceutical companies fluctuate widely for a number of reasons, including some reasons which may be unrelated to their businesses or results of operations such as media coverage, legislation and regulatory measures and the activities of various protest groups or organizations. This market volatility, as well as general domestic or international economic, market and political conditions, could materially and adversely affect the market price of our common stock and your return on your investment.

Historically, our stock price has been extremely volatile. Between January 1998 and March 9, 2000, our stock has traded as high as $75.88 per share and as low as $3.50 per share. The significant market price fluctuations of our common stock are due to a variety of factors, including:

- depth of the market for the common stock;

- the experimental nature of our prospective products;

- fluctuations in our operating results;

- market conditions relating to the biopharmaceutical and pharmaceutical industries;

- any announcements of technological innovations, new commercial products or clinical progress or lack thereof by us, our collaborative partners or our competitors; or

- announcements concerning regulatory developments, developments with respect to proprietary rights and our collaborations.

In addition, the stock market is subject to other factors outside our control that can cause extreme price and volume fluctuations. Securities class action litigation has often been brought against companies, including many biotechnology companies, which then experience volatility in the market price of their securities. Litigation brought against us could result in substantial costs and a diversion of management's attention and resources, which could adversely affect our business.

THE SALE OF A SUBSTANTIAL NUMBER OF SHARES, INCLUDING SHARES THAT WILL BECOME ELIGIBLE FOR SALE IN THE NEAR FUTURE, MAY ADVERSELY AFFECT THE MARKET PRICE FOR OUR COMMON STOCK

Sales of substantial number of shares of our common stock in the public market could significantly and negatively affect the market price for our common stock. As of March 9, 2000, we had approximately 21,172,220 shares of common stock outstanding. Of these shares, approximately 8,017,367 shares were issued (including shares issuable upon conversion or exercise of convertible notes or warrants) since December 1998 pursuant to private placements. Of these shares, approximately 7,336,512 shares have been registered pursuant to shelf registration statements and therefore may be resold (if not sold prior to the date hereof) in the public market and approximately 680,855 of the remaining shares may be resold pursuant to Rule 144 into the public markets as early as March 9, 2002 upon the expiration of a lockup agreement with us. In addition, we and our executive officers and directors have agreed, with limited exceptions, not to offer or sell common stock for 90 days from the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. J.P. Morgan Securities Inc. may release any of the securities subject to these lockups at any time without prior notice.

OUR UNDESIGNATED PREFERRED STOCK MAY INHIBIT POTENTIAL ACQUISITION BIDS; THIS MAY ADVERSELY AFFECT THE MARKET PRICE FOR OUR COMMON STOCK AND THE VOTING RIGHTS OF THE HOLDERS OF COMMON STOCK

Our certificate of incorporation provides our board of directors with the authority to issue up to 3,000,000 shares of undesignated preferred stock and to determine the rights, preferences, privileges and restrictions of these shares without further vote or action by the stockholders. As of the date of this prospectus, the Board of Directors still has authority to designate and issue up to 3,000,000 shares of preferred stock. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of shares of preferred stock may delay or prevent a change in control transaction without further action by our stockholders. As a result, the market price of our common stock may be adversely affected. The issuance of preferred stock may also result in the loss of voting control by others.

PROVISIONS IN OUR CHARTER AND BYLAWS, AND PROVISIONS OF DELAWARE LAW, MAY INHIBIT POTENTIAL ACQUISITION BIDS FOR US, WHICH MAY PREVENT HOLDERS OF OUR COMMON STOCK FROM BENEFITTING FROM WHAT THEY BELIEVE MAY BE THE POSITIVE ASPECTS OF ACQUISITIONS AND TAKEOVERS

In addition to the undesignated preferred stock, provisions of our charter documents and bylaws may make it substantially more difficult for a third party to acquire control of us and may prevent changes in our management, including provisions that:

- prevent stockholders from taking actions by written consent;

- divide the board of directors into separate classes with terms of office that are structured to prevent all of the directors from being elected in any one year; and

- set forth procedures for nominating directors and submitting proposals for consideration at stockholders' meetings.

Provisions of Delaware law may also inhibit potential acquisition bids for us or prevent us from engaging in business combinations.

Either collectively or individually, these provisions may prevent holders of our common stock from benefitting from what they may believe are the positive aspects of acquisitions and takeovers, including the potential realization of a higher rate of return on their investment from these types of transactions.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words or terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these forward-looking statements include statements relating to:

- risks relating to our technologies and product development programs;

- future performance by us and our collaborators under our agreements and the potential revenue realized by us under these agreements;

- uncertainties related to our patents and proprietary rights;

- government regulation and uncertainties of obtaining regulatory approval on a timely basis or at all; and

- our need for additional capital and uncertainty of additional funding.

Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We will not update these forward looking statements, whether as a result of new information, future events or otherwise. You should, however, review additional disclosures we make in our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K filed with the Securities and Exchange Commission.

                          PRICE RANGE OF COMMON STOCK

Our common stock trades on the Nasdaq National Market under the symbol "GERN." The following table sets forth for the quarters indicated the high and low intra-day sales prices per share of our common stock as reported on the Nasdaq National Market.

                                                              ----------------
                                                               HIGH      LOW
                                                              ------    ------
Year ended December 31, 1998
  First quarter.............................................  $17.13    $ 8.00
  Second quarter............................................  $12.50    $ 8.44
  Third quarter.............................................  $10.75    $ 3.50
  Fourth quarter............................................  $24.50    $ 4.63
Year ended December 31, 1999
  First quarter.............................................  $13.75    $ 9.50
  Second quarter............................................  $14.06    $ 9.25
  Third quarter.............................................  $12.69    $10.06
  Fourth quarter............................................  $20.00    $ 9.25
Year ended December 31, 2000
  First Quarter (through March 16, 2000)....................  $75.88    $12.50

On March 16, 2000, the last reported sale price per share of our common stock on the Nasdaq National Market was $44.13. As of that date there were approximately 773 stockholders of record. We are engaged in a highly dynamic industry, which often results in significant volatility of our common stock price.

                                DIVIDEND POLICY

We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. We intend to retain our capital resources for reinvestment in our business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements and other such factors as the Board of Directors deems relevant.

                                USE OF PROCEEDS

We estimate that we will receive net cash proceeds from this offering of approximately $123.5 million after deducting underwriting discounts and commissions and estimated offering expenses, based on an assumed public offering price of $44.13 per share, the last reported sale price of our common stock on the Nasdaq National Market on March 16, 2000. If the underwriters exercise their over-allotment option in full, we estimate that we will receive net cash proceeds from this offering of approximately $142.1 million.

We intend to use the net proceeds of this offering for general corporate purposes, including working capital to fund anticipated operating losses, expenses and capital expenditures. As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds to be received upon consummation of this offering. Accordingly, our management will have broad discretion in the application of net proceeds. Pending such uses, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment grade securities.

                                 CAPITALIZATION

The following table summarizes, as of December 31, 1999, unaudited information about our cash, cash equivalents and investments and capitalization:

     - on an actual basis; and

     - pro forma as adjusted to give effect to

      -- the conversion of $3,000,000 of our series B convertible debentures into 300,000 shares of our common stock and the conversion of $6,282,000 of our series C convertible debentures, including accrued interest, into 612,830 shares of our common stock;

      -- the issuance of 2,197,149 shares of our common stock pursuant to the exercise of warrants for total proceeds of $26.4 million;

      -- the sale of 380,855 shares of common stock subsequent to December 31, 1999 in a private placement; and

      -- our receipt of estimated net proceeds from the sale of 3,000,000 shares of our common stock in this offering at the public offering price of $44.13 per share after deducting underwriting discounts and estimated offering expenses payable by us.

This table should be read in conjunction with our Consolidated Financial Statements and the related Notes thereto incorporated by reference in this prospectus.

                                                              --------------------------
                                                                  DECEMBER 31, 1999
                                                              --------------------------
                                                                              PRO FORMA
                                                               ACTUAL        AS ADJUSTED
                                                              ---------      -----------
In thousands, except share data
Cash, cash equivalents and investments......................  $  42,923       $ 201,763
                                                              =========       =========
Noncurrent portion of long-term debt........................  $  29,527       $  20,481
                                                              =========       =========
Stockholders' equity:
  Common stock, $0.001 par value; 35,000,000 shares
     authorized; 17,381,095 shares issued and outstanding
     actual; 23,896,929 shares issued and outstanding as
     adjusted                                                        17              24
  Additional paid-in capital................................    131,183         299,372
  Notes receivable from stockholders........................        (70)            (70)
  Deferred compensation.....................................       (853)           (853)
  Accumulated deficit.......................................   (103,969)       (103,969)
  Accumulated other comprehensive loss......................        (82)            (82)
                                                              ---------       ---------
          Total stockholders' equity........................     26,226         194,422
                                                              ---------       ---------
               Total capitalization.........................  $  55,753       $ 214,903
                                                              =========       =========

The above table excludes, as of March 9, 2000, 3,014,030 shares of our common stock reserved for issuance upon exercise of outstanding stock options, 615,135 shares of our common stock issuable upon the conversion of our series C convertible debentures that remain outstanding as of March 9, 2000, 582,917 shares of our common stock issuable upon exercise of our warrants that remain outstanding as of March 9, 2000 and 1,285,173 shares of our common stock available for future issuance under our stock option and other employee benefits plans.

                                    DILUTION

If you invest in our common stock, your interest will be diluted in an amount equal to the difference between:

- the public offering price per share of our common stock, and

- the pro forma net tangible book value per share of our common stock after this offering.

The pro forma net tangible book value per share of our common stock equals:

- the actual net tangible book value, which is tangible assets less total liabilities, at December 31, 1999, adjusted to reflect:

  -- the total proceeds of $26.4 million from the exercise of warrants for 2,197,149 shares of our common stock;

  -- the conversion of $3 million of our series B convertible debentures into 300,000 shares of our common stock and the conversion of $6.3 million of our series C convertible debentures, including accrued interest, into 612,830 shares of our common stock; and

  -- proceeds from the sale of 380,855 shares of common stock subsequent to December 31, 1999 in a private placement.

- divided by the number of outstanding shares of our common stock as of December 31, 1999, and adjusted to include shares issued upon:

  -- the conversion of $3 million of our series B convertible debentures into 300,000 shares of our common stock and the conversion of $6.3 million of our series C convertible debentures, including accrued interest, into 612,830 shares of our common stock in March 2000;

  -- the issuance of 2,197,149 shares of our common stock pursuant to the exercise of warrants; and

  -- the sale of 380,855 shares of common stock subsequent to December 31, 1999 in a private placement.

Our pro forma net tangible book value as of December 31, 1999 was approximately $55.4 million or $2.65 per share of common stock. The pro forma as adjusted net tangible book value per share takes into account the estimated net proceeds from this offering. Based upon an offering price of $44.13 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 1999 would have been approximately $178.8 million, or $7.48 per share. This represents an immediate increase in the pro forma net tangible book value of $4.83 per share to existing stockholders and an immediate dilution of $36.65 per share to investors purchasing common stock in this offering. The following table illustrates the per share dilution:

Assumed public offering price per share............................    $ 44.13
     Pro forma net tangible book value per share as of
      December 31, 1999.....................................  $2.65
     Increase per share attributable to new investors.......  $4.83
                                                              -----
Pro forma adjusted net tangible book value per share after
  offering.........................................................    $  7.48
                                                                       =======
Dilution per share to new investors................................    $ 36.65
                                                                       =======

The above table excludes, as of March 9, 2000, 3,014,030 shares of our common stock reserved for issuance upon exercise of outstanding stock options, 615,135 shares of our common stock issuable upon the conversion of our series C convertible debentures that remain outstanding as of March 9, 2000, 582,917 shares of our common stock issuable upon exercise of our warrants that remain outstanding as of March 9, 2000 and 1,285,173 shares of our common stock available for future issuance under our stock option and other employee benefits plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected financial and operating data set forth below should be read in conjunction with the consolidated financial statements, the notes thereto and the other information contained or incorporated by reference in this prospectus. The selected consolidated balance sheet data as of December 31, 1999 and 1998, and the selected consolidated statement of operations data for the years ended December 31, 1999, 1998 and 1997 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The selected consolidated balance sheet data as of December 31, 1997, 1996 and 1995 and the selected consolidated statement of operations data for the year ended December 31, 1996 and 1995 have been derived from our audited consolidated financial statements that have not been incorporated by reference in this prospectus.

                                         -------------------------------------------------------------------
                                                              YEARS ENDED DECEMBER 31,
                                         -------------------------------------------------------------------
                                            1999           1998           1997           1996         1995
                                         -----------    -----------    -----------    ----------    --------
In thousands, except share and per
  share data
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues from collaborative
  agreements...........................  $     5,244    $     6,706    $     7,175    $    5,235    $  5,490
License fees and royalties.............          168             91             78            58          --
                                         -----------    -----------    -----------    ----------    --------
  Total revenues                         5,412......          6,797          7,253         5,293       5,490
Operating expenses:
  Research and development.............       20,571         15,619         15,139        14,260      11,321
  Acquired research technology.........       23,403             --             --            --          --
  General and administrative...........        5,574          3,769          3,120         3,161       2,888
                                         -----------    -----------    -----------    ----------    --------
          Total operating expenses.....       49,548         19,388         18,259        17,421      14,209
                                         -----------    -----------    -----------    ----------    --------
Loss from operations...................      (44,136)       (12,591)       (11,006)      (12,128)     (8,719)
Interest and other income..............        3,263          2,666          1,757         1,826         919
Interest and other expense.............       (5,503)          (907)          (392)         (385)       (399)
                                         -----------    -----------    -----------    ----------    --------
Net loss...............................  $   (46,376)   $   (10,832)   $    (9,641)   $  (10,687)   $ (8,199)
Accretion of redemption value of
  redeemable convertible preferred
  stock................................          (73)          (578)            --            --          --
                                         -----------    -----------    -----------    ----------    --------
Net loss applicable to common
  stockholders.........................  $   (46,449)   $   (11,410)   $    (9,641)   $  (10,687)   $ (8,199)
                                         ===========    ===========    ===========    ==========    ========
Basic and diluted net loss per share...  $     (3.00)   $     (1.00)   $     (0.91)   $    (2.23)   $  (9.77)
                                         ===========    ===========    ===========    ==========    ========
Shares used in computing basic and
  diluted net loss per share...........   15,489,035     11,439,084     10,551,054     4,789,388     839,490
                                         ===========    ===========    ===========    ==========    ========

                                         -------------------------------------------------------------------
                                                                    DECEMBER 31,
                                         -------------------------------------------------------------------
                                            1999           1998           1997           1996         1995
                                         -----------    -----------    -----------    ----------    --------
In thousands
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments..........................  $    39,287    $    24,469    $    21,597    $   24,269    $ 15,553
Working capital........................       32,481         22,261         19,739        21,468      12,115
Total assets...........................       63,701         44,456         26,056        28,788      19,749
Noncurrent liabilities.................       29,527          8,101          1,250         1,644       1,654
Redeemable convertible preferred
  stock................................           --          3,610             --            --          --
Accumulated deficit....................     (103,969)       (57,520)       (46,110)      (36,469)    (25,782)
Total stockholders' equity.............       26,226         29,191         21,066        23,591      14,308

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operation should be read in conjunction with the "Selected Consolidated Financial Data" and our financial statements and related notes thereto incorporated by reference in this prospectus. This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this prospectus contain forward-looking statements which involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and "Forward-Looking Statements."

OVERVIEW

We are a biopharmaceutical company focused on discovering, developing and commercializing therapeutic and diagnostic products for applications in oncology, drug discovery and regenerative medicine. Our product development programs are based upon three patented, independent and synergistic technologies: telomerase, human pluripotent stem cells and nuclear transfer.

Since inception, substantially all of our revenues have been generated from license and research agreements with collaborators. In addition, we receive license payments and royalties from license and marketing agreement with various diagnostic and research tool collaborators. We recognize revenue from the license and research agreements with collaborators as the related research and development costs are incurred under the collaborative agreements.

In March 2000, we sold a total of 380,855 shares of our common stock and 300,000 warrants to purchase our common stock to a single investor for $9 million. We structured the sale of securities in two parts. We priced the first $6.4 million of common stock at $50.32 per share, and 200,000 warrants are exercisable at $67.09 per share. We priced the remaining $2.6 million of common stock at $10.25 per share, and the remaining 100,000 warrants are exercisable at $12.50 per share. The common stock and the stock underlying the warrants are not registered for resale and are subject to a two-year prohibition on sale by agreement. As of March 9, 2000, all of the warrants were outstanding. The majority of funds are to be used for development of our skin programs.

In January 2000, we extended our three-way license and research collaboration agreement with Kyowa Hakko and Pharmacia & Upjohn. The agreement extends the research and compound selection periods by one additional year to March 2002 and provides for additional research funding over the next two years.

In May 1999, we completed the acquisition of Roslin Bio-Med Ltd., a privately held company formed by the Roslin Institute in Midlothian, Scotland. As part of the acquisition, we formed a research collaboration with the Roslin Institute which obligated us to provide approximately $20.0 million in research funding over the next six years which has a net present value of $17.2 million. In exchange for all of the outstanding shares of Roslin Bio-Med, we issued 1,891,371 shares of our common stock with a fair value of $22.2 million. In addition, in exchange for the outstanding fully vested stock options in Roslin Bio-Med, we issued fully vested options to purchase 208,629 shares our common stock with a fair value of $2.2 million. The total purchase price of $44.4 million also included acquisition costs of $2.9 million. Under the terms of the agreement, Roslin Bio-Med became our wholly owned United Kingdom subsidiary and is known as Geron Bio-Med.

We accounted for the transaction using the purchase method. We allocated the purchase price between the acquired basic research in the form of a license in the nuclear transfer technology, the research agreement with the Roslin Institute and the net tangible assets of Roslin Bio-Med. We expensed the value of the nuclear transfer technology of $23.4 million as acquired research expense and capitalized the value of the research agreement of $17.2 million as an intangible asset and are amortizing this asset over the next six years.

On September 30, 1999, we sold $12.5 million series C convertible two-percent coupon debentures and warrants to purchase 1,100,000 shares of common stock to an institutional investor. The debentures are convertible at any time by the holder at a fixed conversion price of $10.25 per share. The debentures convert at our option when our common stock has traded at a specified premium to the fixed conversion price for ten consecutive trading days. In March 2000, approximately $6.3 million of the series C convertible debentures were converted into 615,069 shares of common stock and 1,100,000 shares of our common stock were issued upon exercise of such warrants at a weighted average exercise price of $12.52 per share.

Our results of operations have fluctuated from period to period and may continue to fluctuate in the future based upon the timing and composition of funding under our various collaborative agreements, as well as the progress of our research and development efforts and variations in the level of expenses related to developmental efforts during any given period. Results of operations for any period may be unrelated to results of operations for any other period. In addition, historical results should not be viewed as indicative of future operating results. We are subject to risks common to companies in our industry and at our stage of development, including risks inherent in our research and development efforts, reliance upon our collaborative partners, enforcement of our patent and proprietary rights, need for future capital, potential competition and uncertainty of regulatory approvals or clearances. In order for a product to be commercialized based on our research, we and our collaborators must conduct preclinical tests and clinical trials, demonstrate the efficacy and safety of our product candidates, obtain regulatory approvals or clearances and enter into manufacturing, distribution and marketing arrangements, as well as obtain market acceptance. We do not expect to receive revenues or royalties based on therapeutic products for a period of years, if at all.

RESULTS OF OPERATIONS

Revenues. We recognized revenues from collaborative agreements of $5.2 million in fiscal 1999 compared to $6.7 million in fiscal 1998 and $7.2 million in fiscal 1997. Revenues in 1999 and 1998 represented research support payments from our collaborative agreements with Kyowa Hakko and Pharmacia & Upjohn. Declining revenues in 1999 and 1998 were a result of reduced research funding from Kyowa Hakko as contractually agreed in 1998. Revenues in 1997 also included a one-time payment by Boehringer Mannheim for reimbursement of past research efforts. We recognize revenue under collaboration agreements as we incur the related research and development costs. We received annual funding payments of $1.0 million and $4.0 million under the Kyowa Hakko agreement in 1998 and 1997, respectively. We did not receive any funding payments from Kyowa Hakko in 1999. We received funding payments totaling $5.0 million each in fiscal 1999 and 1998 under the Pharmacia & Upjohn agreement. We expect revenues from collaborative agreements to increase in 2000 as compared to 1999 as a result of the renewed research commitments from Kyowa Hakko and Pharmacia & Upjohn. As a result of the extensions, these agreements provide for additional funding from Kyowa Hakko and Pharmacia & Upjohn over the next two years.

We receive license payments and royalties from license and marketing agreements with various diagnostic and research tool collaborators. We received a license fee payment of $75,000 in 1999 under our product marketing agreement with Clontech. We did not receive any license fee payments in 1998 or 1997. In fiscal 1999, we received $85,000 in royalties on the sale of diagnostic kits to the research-use-only market from Intergen, Kyowa Medex, Roche Diagnostics and PharMingen compared to $91,000 received in fiscal 1998. In 1999, we also recognized $9,000 in shared profits from sales of cell-based research products from Clontech. Sales of these cell-based research products began in September 1999.

Research and Development Expenses. Research and development expenses were $20.6 million, $15.6 million and $15.1 million for the years ended December 31, 1999, 1998 and 1997. The increase in 1999 from 1998 was primarily the result of the amortization of the research funding obligation to the Roslin Institute of $1.9 million, increased license fees for research technology of $1.0 million and increased personnel related costs of $800,000. The increase in 1998 from 1997 was primarily a result of increased personnel costs of $500,000 for additional scientific staff. We expect research and development expenses to increase significantly in the future as a result of the continued development of our therapeutic and diagnostic programs.

Acquired Research Expenses. Acquired research expenses were the result of the acquisition of Roslin Bio-Med in May 1999. We used the purchase method of accounting. We allocated the purchase price between the acquired basic research in the form of a license to the nuclear transfer technology, the research agreement with the Roslin Institute and the net tangible assets of Roslin Bio-Med. We expensed the value of the nuclear transfer technology of $23.4 million as acquired research expense and capitalized the value of the research agreement of $17.2 million as an intangible asset. The total purchase price of $44.4 million also included acquisition costs of $2.9 million.

The license to the nuclear transfer technology was the only significant asset of Roslin Bio-Med. We intend to enhance the research and development of the nuclear transfer technology by combining it with our other technology platforms. Before we can enter into clinical trials for a potential commercial application, we must expand the research and development of the combined technology platforms. Future products, if any, may take several years to develop and commercialize and will require substantial additional funds. We may never be able to create a commercial product from the nuclear transfer technology. Although we have the right to sublicense the nuclear transfer technology, we expect any future collaborations or sublicenses to fund future research and development and not recover the cost of the basic nuclear transfer technology that we acquired. We are using this technology for one research project. We have concluded that this technology has no alternative future use, and accordingly, have expensed the value of the acquired research technology at the time of the acquisition.

General and Administrative Expenses. General and administrative expenses were $5.6 million, $3.8 million and $3.1 million for the years ended December 31, 1999, 1998 and 1997, respectively. The increase in 1999 from 1998 was primarily the result of increased business consulting expenses of $600,000, increased personnel related costs of $600,000, increased facilities maintenance costs of $300,000 and increased legal and accounting expenses of $300,000. The increase in 1998 from 1997 was primarily a result of increased personnel costs of approximately $420,000 for additional administrative personnel and bonus accruals. In addition, expenses in 1998 also reflected increases in public and investor relations expense; legal, accounting and consulting fees; supplies and expensed office equipment and other taxes and filing fees.

Interest and Other Income. Interest income was $2.3 million, $1.9 million and $1.4 million for the years ended December 31, 1999, 1998 and 1997, respectively. The increase in 1999 and 1998 was due to higher average cash and investment balances as a result of the sale of debt and equity securities in 1999. Interest earned in the future will depend on any future funding cycles and prevailing interest rates. We also received $1.0 million, $734,000 and $369,000 in research payments under government grants for the years ended December 31, 1999, 1998 and 1997, respectively. We expect income from government grants to decrease in the future.

Interest and Other Expense. Interest and other expense was $5.5 million, $907,000 and $392,000 for the years ended December 31, 1999, 1998 and 1997, respectively. The increase in interest and other expense in 1999 over 1998 was primarily the result of the various convertible debenture financings during 1999. In connection with the issuance of $7.5 million of series B convertible debentures in June 1999, we recorded approximately $563,000 in interest expense for the difference between the fair value of our common stock on the date of signing and the conversion price of the debentures.

When we issued the series C convertible debentures, we did not have sufficient authorized common shares to permit the series C convertible debenture holder to fully convert the series C convertible debentures and exercise the warrants. If we did not obtain stockholder approval to increase our authorized common shares to allow for the full conversion of the series C convertible debentures and exercise of series C warrants prior to March 31, 2000, we would have been in default under the debenture and would have been obligated to redeem the debentures at the request of the series C convertible debenture holder at the greater of 115% of the principal amount of the debentures or an amount equal to the fair value of our common stock the debentures would have been converted into plus expenses. In December 1999, we obtained the necessary stockholder approval to issue additional shares of common stock in order for the holder of the series C convertible debentures to convert their shares into our common stock and exercise their warrants. Prior to obtaining stockholder approval to increase the number of authorized common shares, we recognized $625,000 of interest expense related to the potential penalty on redemption up through the date our stockholders authorized the additional shares to be issued.

On the date of issuance of the series C convertible debentures, we recorded approximately $305,000 in interest expense for the difference between the fair value of our common stock on September 30, 1999 and the conversion price of the debentures. We determined the value of the warrants to be $2,732,000. In accordance with Emerging Issue Task Force Issue No. 98-5, which was effective for transactions with a commitment date after May 20, 1999, we recorded this value as an increase to additional paid-in-capital with a related charge to interest expense. We recorded this amount at the time when our stockholders approved the increase to the number of our authorized common shares to an amount sufficient to allow for the full conversion of the series C convertible debentures and exercise of the series C warrants.

Interest and other expense in 1999 also included approximately $312,000 of imputed interest for the accretion of our research funding obligation to the Roslin Institute.

In December 1998, we recorded approximately $562,000 in interest expense in connection with the sale of series A convertible debentures, for the difference between the fair market value of our common stock on the date of issuance and the conversion price of the series A convertible debentures. We recorded the series A convertible debentures at a discount and were amortizing the debentures to the redemption amount prior to the conversion of the debentures into common stock.

Net Loss. Net losses were $46.4 million, $10.8 million and $9.6 million for the years ended December 31, 1999, 1998 and 1997, respectively. The increase in net loss for 1999 was primarily the result of the charge for acquired research technology in connection with the acquisition of Roslin Bio-Med and the amortization of the research funding obligation to the Roslin Institute. The increase in net loss for 1998 was primarily the result of increased operating expenses during the year and lower research support payments from Kyowa Hakko.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have funded our operations primarily through public and private debt and equity financings. We have received additional funding from collaborative agreements, government grants, interest income and equipment financing. As of March 9, 2000 we have raised approximately $103.3 million in net proceeds from public and private offerings since July 1996, including our initial public offering in July 1996.

Cash, cash equivalents and investments at December 31, 1999 were $42.9 million compared to $40.4 million at December 31, 1998 and $21.6 million at December 31, 1997. We have an investment policy to invest these funds in liquid, investment grade securities, such as interest-bearing money market funds, corporate notes, commercial paper and municipal securities. The increase in cash, cash equivalents and investments in 1999 was primarily the result of the sale of convertible debentures in June 1999 and September 1999. The increase in cash, cash equivalents and investments in 1998 was the result of sale of our convertible preferred stock in March 1998 and our sale of convertible debentures in December 1998.

Net cash used in operations was $13.6 million in 1999 and $7.8 million in 1998. Cash used in operations in 1999 was primarily the result of the net loss for the year of $46.4 million offset partially by non-cash charges including purchased research technology expense of $23.4 million. We expect that our net cash used in operations will increase in 2000 as a result of increased research and development expenditures.

Through December 31, 1999, we have invested approximately $9.9 million in property and equipment, of which approximately $7.5 million was financed through equipment financing. Minimum annual payments due under the equipment financing facility are expected to total $1.2 million, $876,000, $752,000 and $159,000 in 2000, 2001, 2002 and 2003, respectively. As of December 31, 1999, we had approximately $1.2 million available for borrowing from our equipment financing facility. The drawdown period under the equipment financing facility expires on July 31, 2000. We intend to renew the commitment for a new equipment financing facility in 2000 to further fund equipment purchases. If we are unable to renew the commitment, then we will need to spend our own resources for equipment purchases.

We have agreed to fund scientific research at academic and research institutions. Under these research arrangements, we are obligated to make minimum annual payments of approximately $2.8 million and $2.4 million in 2000 and 2001, respectively. We also formed a research collaboration agreement with the Roslin Institute, which obligated us to provide approximately $20.0 million in research funding over the next six years of which $2.3 million was paid in 1999. We intend to continue to maintain and develop relationships with academic and research institutions.

In 1998 and 1997, Pharmacia & Upjohn made equity investments in our common stock totaling $10.0 million at a premium. In 2000, Pharmacia & Upjohn and Kyowa Hakko both extended their research funding commitment for an additional year. We expect to receive additional funding from Pharmacia & Upjohn in each of the next two years to fund our future development efforts. We also expect to receive additional funding from Kyowa Hakko over the next two years. We will seek further funding through other strategic collaborations, public or private equity financing, or other financing sources.

In March 1998, we completed a private placement with two institutional investors for the sale of 15,000 shares of series A preferred stock with a stated value of $1,000 per share resulting in proceeds of $15.0 million. In November 1998, 11,548 shares of series A convertible preferred stock converted into 2,173,446 shares of our common stock and in April 1999, we redeemed the remaining 3,452 shares of series A preferred stock for $3.7 million. The total redemption value included the 6% premium on the outstanding book value of the series A preferred stock. As of December 31, 1999, no shares of series A preferred stock remained outstanding.

In December 1998, we sold $15.0 million in convertible zero coupon debentures and warrants to purchase 1,250,000 shares our common stock to investment funds managed by three institutional investors. We received one-half of the proceeds upon signing the agreement which resulted in the issuance of $7.5 million series A convertible debentures and warrants to purchase 625,000 shares of our common stock. During 1999, all of the series A convertible debentures converted into 750,000 shares of our common stock at $10.00 per share.

In June 1999, we sold $7.5 million of our series B convertible debentures and warrants to purchase an additional 625,000 shares of our common stock. The series B debentures are convertible at any time by the holders at a fixed conversion price of $10.00 per share. The series B warrants are exercisable at $12.00 per share by the holders of series B convertible debentures. As of March 9, 2000, all of the series B convertible debentures have converted into common stock.

In September 1999, we sold $12.5 million in series C convertible two-percent coupon debentures and warrants to purchase 1,100,000 shares of our common stock to an institutional investor. The debentures are convertible at any time by the holder at a fixed conversion price of $10.25 per share. We can convert the debentures when the our common stock has traded at a certain premium to the fixed conversion price for ten consecutive trading days. The warrants to purchase 1,000,000 shares of our common stock are exercisable at $12.50 per share and the warrants to purchase 100,000 shares of our common stock are exercisable at $12.75 per share. We determined the value of the warrants to be approximately $2.7 million and recorded this amount as interest expense.

As of March 9, 2000, approximately $6.2 million of the series C convertible debentures remained outstanding. As of March 9, 2000, institutional investors have exercised series A warrants to purchase 625,000 shares of our common stock, series B warrants to purchase 375,000 shares of our common stock and series C warrants to purchase 1,100,000 shares of our common stock. We received total proceeds of approximately $25.8 million from the exercise of these warrants.

In March 2000, we sold a total of 380,855 shares of our common stock and 300,000 warrants to purchase our common stock to a single investor for $9 million. We structured the sale of securities in two parts. We priced the first $6.4 million of common stock at $50.32 per share, and 200,000 warrants are exercisable at $67.09 per share. We priced the remaining $2.6 million of common stock at $10.25 per share, and the remaining 100,000 warrants are exercisable at $12.50 per share. The common stock and the stock underlying the warrants are not registered for resale and are subject to a two-year prohibition on sale by agreement. As of March 9, 2000, all of the warrants were outstanding. The majority of funds are to be used for development of our skin programs.

We estimate that our existing capital resources, payments expected to be made under the Kyowa Hakko and Pharmacia & Upjohn collaborative agreements, interest income and equipment financing will be sufficient to fund our current level of operations through June 2002. Changes in our research and development plans or other changes affecting our operating expenses may not result in the expenditure of available resources before such time, and in any event, we will need to raise substantial additional capital to fund our operations in the future. We intend to seek additional funding through strategic collaborations, public or private equity financings, capital lease transactions or other financing sources that may be available.

YEAR 2000 COMPUTER SYSTEMS COMPLIANCE

All of our computer hardware and software has been upgraded for Year 2000 compliance. All of our key vendors have provided assurance that they are Year 2000 compliant. While there were no Year 2000 related problems at the transaction in the Year 2000, we are maintaining our contingency plans in the event any problems arise in the future.

The statement contained in the foregoing Year 2000 readiness disclosures is subject to protection under Year 2000 Information and Readiness Disclosure Act.

                                    BUSINESS

OVERVIEW

We are a biopharmaceutical company focused on discovering, developing and commercializing therapeutic and diagnostic products for applications in oncology, drug discovery and regenerative medicine. Our product development programs are based on three patented, independent and synergistic technologies: telomerase, human pluripotent stem cells and nuclear transfer. Our three patented technologies give us a competitive edge because each of these technologies individually and in combination will be necessary to develop and commercialize our therapeutic products.

Telomeres are structures at the ends of chromosomes that act as a molecular clock of cellular aging--when telomeres reach a critical short length, the cell stops dividing and becomes senescent, or old. Telomerase is an enzyme that restores telomere length and rewinds the molecular clock, thereby extending a cell's ability to multiply or replicate. By activating telomerase, we seek to increase the lifespan of normal cells which have prematurely aged in the body to treat certain chronic degenerative diseases. Conversely, by inhibiting telomerase using small molecules, we hope to kill cancer cells where telomerase is abnormally turned on and to diagnose cancer by measuring telomerase activity. We have identified classes of small molecule compounds that are effective telomerase inhibitors which are being evaluated by us and our collaborators, Pharmacia & Upjohn and Kyowa Hakko. As a result of our recent confirmation of telomerase inhibition by these small molecules in cell culture, both of our collaborators have extended their funded research collaborations with us.

Human pluripotent stem cells, also known as hPSCs, can develop or differentiate into all cells and tissues in the body. As such, they are a potential source for the manufacture of replacement cells and tissues for applications in regenerative medicine such as chronic liver, heart and nervous system diseases.

Nuclear transfer is a method for generating human cells or whole animals from genetic material derived solely from the nucleus of a single cell obtained from a single individual. In early 1997, scientists at the Roslin Institute in Scotland demonstrated with the birth of Dolly, the sheep, that the nucleus of an adult cell can be used to create cloned offspring. In this process, the nucleus containing all of the chromosomal DNA is removed, or enucleated, from the egg cell and replaced with the nucleus containing all of the chromosomal DNA from a donor adult somatic or non-reproductive cell. We intend to develop this technology to produce genetically-matched cells for use in repairing organs damaged by chronic degenerative disease that would not be rejected by the patient's immune system.

By integrating our three technology platforms: extension of the replicative capacity of cells with telomerase, production of unlimited numbers of functional cells and tissues from hPSCs, and development of genetically-matched cells using nuclear transfer, it may be possible to generate transplantable cells or tissues that would form a durable transplant, potentially lasting the lifetime of the patient without the need for immunosuppressive drugs. The implication of such an achievement would be to make regenerative medicine a reality by providing organ regeneration therapies to every patient with any chronic degenerative disease that is treatable with cell or tissue transplantation.

We are developing telomerase inhibitors, cancer killing viruses and telomerase vaccines as anti-cancer therapies. We are developing telomerase-based assays for applications in cancer diagnostics. We are also creating immortalized liver cells as a consistent source of normal human liver tissue for use in predicting the impact of a new drug on human livers in the body. We are developing gene-based and cell-based therapies for the treatment of chronic degenerative diseases.

We have established collaborations and alliances with pharmaceutical companies, other biotechnology companies and leading academic institutions to enhance our research, development and commercialization capabilities. Our collaborating commercial licensees include:

- Kyowa Hakko, with whom we are developing inhibitors of telomerase for cancer therapy;

- Pharmacia & Upjohn, with whom we are developing inhibitors of telomerase for cancer therapy;

- Roche Diagnostics, with whom we are developing assays to measure telomerase for research and clinical diagnostics; and

- Clontech, with whom we are marketing telomerase-immortalized cells for research.

To date, we own or have licensed over 58 issued or allowed United States patents and more than 17 granted foreign patents. We also own or have licensed over 265 patent applications that are pending worldwide. We hold rights to over 30 issued United States patents relating to telomerase. We have licensed several United States and foreign national patent applications relating to embryonic stem cells and germ cells and methods for obtaining and maintaining them. These licenses include an issued United States patent covering primate embryonic stem cells and allowed United States patent applications covering human embryonic germ cells. In connection with our acquisition of Roslin Bio-Med, we acquired a license for a number of

United States and foreign national patent applications directed at nuclear transfer, including two issued patents in the United Kingdom and one allowed patent in the United States.

We were incorporated in 1990 under the laws of Delaware.

STRATEGY

Our objective is to continue to enhance our position as a leading biopharmaceutical company in the discovery and development of therapeutic and diagnostic products based upon our understanding of telomere and telomerase biology, human pluripotent stem cells and nuclear transfer technologies. The integration of these three technology platforms provides us with a competitive advantage over others by providing us with the necessary technology tools to achieve our commercial strategies. The key elements of our strategy to achieve this objective are described below.

Discover and Develop Novel Therapies and Diagnostics for Cancers as well as Cell and Gene Therapies for Chronic Degenerative Diseases. We focus our discovery research on the fundamental mechanisms of cellular aging, cellular immortality, embryonic stem cell maintenance and differentiation, and nuclear transfer. Our intent is to develop products based on our understanding of telomere length regulation by telomerase, the genetic control of embryonic stem cell differentiation and the molecular biology of nuclear reprogramming by egg cells. We are developing telomerase inhibitors, oncolytic or cancer killing viruses and telomerase vaccines as anti-cancer therapies. The integration of our three scientific platforms: telomerase-immortalized cells, hPSCs and nuclear transfer technologies allow the development of cell-based therapies that would have broad application for the treatment of chronic degenerative diseases which are occurring with increasing frequency in our aging population. We are developing two basic approaches to restore organ function lost to chronic diseases: gene-based therapies and cell-based therapies.

Continue to Enhance Our Proprietary Leadership Position. We intend to maintain our scientific leadership and accelerate our product development programs by continuing to attract and retain leaders in the fields of cellular aging and cellular immortality, pluripotent stem cells and nuclear transfer either as employees or exclusive collaborators. Further, we are aggressively pursuing a broad and extensive international and domestic patent portfolio to protect our proprietary technology. To date, we own or have licensed over 58 issued or allowed United States patents and 17 granted foreign patents. We also own or have licensed over 265 patent applications that are pending worldwide.

Form Collaborations While Retaining our Ability to Develop and Commercialize Products. We have established and intend to continue to establish collaborations and alliances with pharmaceutical companies, other biotechnology companies and leading academic institutions to enhance our research, development and commercialization capabilities. We have entered into a three-company strategic alliance with Kyowa Hakko, a leading oncology company in Japan, and Pharmacia & Upjohn, a global leader in oncology, for the development and marketing of a telomerase inhibitor to treat cancer. We have also established a clinical development alliance with Roche Diagnostics, the global leader in diagnostics, to develop telomerase-based products for use in cancer diagnosis and treatment planning. We intend continue to form collaborations while retaining significant rights to develop and market or co-promote products representing key therapeutic and diagnostic applications of discoveries resulting from our research programs.

Commercialize High Value Products based on our Integrated Technology
Platforms. We focus our expertise in telomerase, hPSCs and nuclear transfer toward those product development programs which offer the shortest development path and the highest probability of success in oncology and regenerative medicine. For example, we are developing anti-cancer therapies to inhibit telomerase activity in cancer cells, telomerase-immortalized liver cells that could serve as a consistent source of normal human liver tissue, and gene-based therapies for the treatment of chronic degenerative diseases.

                                      LOGO

[DESCRIPTION OF GRAPHIC

The graphic, entitled "Product Opportunities," presents three large circles that overlap. Each circle partially overlaps the other two with a portion in the middle of the graphic where all three circles overlap. The three circles come together to form an inverted triangle with a circle forming each corner of the triangle.

The upper left circle has the word "Telomerase" centered inside the circle. The upper right circle has the term "hPSCs" centered inside the circle. The single lower circle has the words "Nuclear Transfer" centered inside the circle.

To the left of the circle labeled "Telomerase" is the phrase, "Chronic Degenerative Diseases" with two subphrases set off with bullets entitled "Chronic Liver Disease" and "Impaired Wound Healing" below. A line points from these phrases to the circle labeled Telomerase.

To the lower left of the circle labeled "Telomerase" is the phrase, "Cancer Diagnostics Cancer Therapeutics" with three subphrases set off with bullets entitled "Inhibitors", "Oncolytic Virus" and "Vaccine" below. A line points from these phrases to the circle labeled Telomerase.

To the lower left of the circle labeled "Nuclear Transfer" is the word, "Agriculture" with two subphrases set off with bullets entitled "Improved Quality Traits" and "Disease Resistance" below. A line points from these phrases to the circle labeled Nuclear Transfer.

To the upper right of the circle labeled "hPSCs" is the phrase, "Drug Discovery Technology" with five subphrases set off with bullets entitled "Gene Function", "New Targets", "Database Drug Screens", "Toxicity/Metabolism" and "Disease Modeling" below. Lines point from these phrases to the circles labeled Telomerase and hPSCs.

To the lower right of the circle labeled "hPSCs" is the phrase, "Regenerative Medicine" with four subphrases set off with bullets entitled "Chronic Liver Disease", "Heart Disease", "Neurological Diseases", and "Diabetes" below. Lines point from these phrases to the circles labeled Telomerase, hPSCs and Nuclear Transfer.

To the lower right of the circle labeled "Nuclear Transfer" is the word, "Xenotransportation" with three subphrases set off with bullets entitled "Heart", "Kidney" and "Pancreas" below. A line points from these phrases to the circle labeled Nuclear Transfer.]

OUR TECHNOLOGY

Telomeres and Telomerase: Their Role in Cellular Aging and Cancer
Cells are the building blocks for all tissues in the human body, and cell division plays a critical role in the normal growth, maintenance and repair of human tissue. However, in the human body, cell division is a limited process. Depending on the tissue type, cells generally divide only 60 to 100 times during the course of their normal lifespan.

We and our collaborators, have shown that telomeres, located at the ends of chromosomes, are key genetic elements involved in regulation of the cellular aging process. Our work has shown that each time a normal cell divides, telomeres shorten. Once telomeres reach a certain short length, cell division halts and the cell enters a state known as senescence or aging. Our collaborators have used mouse models to show that this type of cellular aging can cause numerous age-related degenerative changes in mammals. We believe that this cellular aging process, which occurs in numerous tissues throughout the human body, causes or contributes to chronic degenerative diseases and conditions including chronic liver disease, AIDS, macular degeneration or a chronic disease of the eyes often leading to vision loss, atherosclerosis or narrowing of arteries which reduces blood flow to internal organs, and impaired wound healing.

We and our collaborators have demonstrated that telomeres serve as a molecular "clock" for cellular aging and that the enzyme telomerase, when introduced into normal cells, is capable of restoring telomere length or resetting the "clock," thereby increasing the lifespan of cells without altering their normal function or causing them to become cancerous. Human telomerase, a complex enzyme, is composed of a ribonucleic acid component, also known as RNA or hTR, and a protein component, also called hTERT. In 1994, we cloned the gene for hTR and in 1997, in collaboration with Dr. Thomas Cech at the University of Colorado, Boulder, we cloned the hTERT gene.

Our work and that of others has shown that telomerase is not present in most normal cells and tissues, but that during tumor progression, telomerase is abnormally reactivated in all major cancer types. We have shown that unlike the mutations which cause cancer, the presence of telomerase only enables cancer cells to maintain telomere length, providing them with indefinite replicative capacity. Inhibiting telomerase activity should result in telomere shortening and therefore the aging and eventual death of the cancer cell.

Human Pluripotent Stem Cells: A Potential Source for the Manufacturing of Replacement Cells and Tissues
Stem cells generally are self-renewing primitive cells that can develop into functional, differentiated cells. Human pluripotent stem cells are unique because they can develop into all cells and tissues in the body. There are two types of human pluripotent stem cells, also called hPSCs: human embryonic stem cells, also known as hES cells, which are derived by our collaborators from donated in vitro fertilized blastocysts or very early-stage embryos; and human embryonic germ cells also known as hEG cells, which are derived from donated fetal material.

In addition to their pluripotent characteristics, hES cells express telomerase and can therefore multiply or replicate indefinitely. The ability of hES cells to divide indefinitely in the undifferentiated state without losing pluripotency is a unique characteristic that distinguishes them from all other stem cells discovered to date in humans. Other stem cells such as blood or gut stem cells express telomerase at very low levels or only periodically; they therefore age, limiting their use in research or therapeutic applications. Human embryonic stem cells also maintain a structurally normal set of chromosomes even after prolonged growth in culture. They do not, for example, have any abnormal additions, deletions or rearrangements in their chromosomal structure as is characteristic of cell lines derived from tumors or immortalized by viruses. Although not as well characterized as hES cells, we believe that hEG cells will share most of the characteristics of hES cells.

We intend to use hPSC technology to

- enable development of transplantation therapies by providing standard starting material for the manufacture of cells and tissues,

- facilitate pharmaceutical research and development practices by providing cells for screening, and assigning function to newly discovered genes, and

- accelerate research in human developmental biology by identifying the genes that control human development.

Nuclear Transfer: A Potential Mechanism for Generating Genetically Matched Cells and Tissues
Nuclear transfer is a method for generating human cells and whole animals whose genetic material is derived solely from the nucleus of a single cell obtained from a single individual. In this process, the nucleus containing all of the chromosomal DNA is removed, or enucleated, from the egg cell and replaced with the nucleus containing all of the chromosomal DNA from a donor somatic or non-reproductive cell. Fusion between the resulting egg cell and the donor somatic nucleus results in a new cell which gains a complete set of chromosomes derived entirely from the donor nucleus. After a brief culture period, the resulting embryo is implanted into the uterus of a female animal, where it can develop and produce the live birth of a cloned offspring. The offspring is a genetic clone of the animal from which the donor nucleus was obtained.

In early 1997, Dr. Ian Wilmut and his colleagues at the Roslin Institute demonstrated with the birth of Dolly, the sheep, that the nucleus of an adult cell can be transferred to an enucleated egg to create cloned offspring. The birth of Dolly was significant because it demonstrated the ability of egg cell cytoplasm, also known as the portion of the cell outside of the nucleus, to reprogram an adult nucleus. Reprogramming enables the adult differentiated cell nucleus to express all the genes required for full embryonic development of the adult animal. Since Dolly was cloned, the technique has been used to clone mice, goats and cattle from donor cells obtained from adult mice, goats and cattle, respectively.

In 1999, we acquired Roslin Bio-Med Ltd., a commercial subsidiary of the Roslin Institute which pioneered the use of nuclear transfer technology for the creation of cloned animals, in order to complement and strengthen our technology platform. We also entered into a research collaboration with the Roslin Institute to focus on understanding the molecular mechanisms used by animal egg cell cytoplasm to reprogram adult animal nuclei.

A key objective of our collaboration with the Roslin Institute is to learn how to confer the reprogramming capability normally found in the egg cell cytoplasm to the cytoplasm of a somatic cell in order to eliminate reliance on harvested eggs. In this way, we believe that transplantable genetically-matched cells could be derived from pluripotent stem cells generated through nuclear transfer using adult cells taken from the intended transplant recipient. Such cells would not trigger immune rejection because they would match exactly the tissue antigens of the transplant recipient. We intend to develop this technology to produce genetically-matched cells for use in repairing organs damaged by degenerative disease.

COMMERCIAL OPPORTUNITIES FOR OUR PROGRAMS

Oncology
Cancer is a group of diseases characterized by uncontrolled growth and spread of abnormal cells. The American Cancer Society estimates that approximately 1.2 million cancer cases will be diagnosed in the year 2000. Overall annual costs associated with cancer currently amount to $107 billion in the United States alone. Because telomerase is detectable in more than 30 human cancer types and in over 80 percent of cancer samples studied, we believe that a telomerase inhibitor could overcome the limitations of current cancer therapies and potentially be a broadly applicable and highly specific drug treatment for cancer.

We are working to discover and develop telomerase inhibitors; oncolytic, or cancer killing, viruses; and telomerase vaccines, for anti-cancer therapies. We also intend to continue to develop and commercialize products using telomerase as a marker for cancer diagnosis, prognosis, patient monitoring and screening. We believe that we have achieved a dominant position in telomerase research and in telomerase intellectual property which gives us a significant advantage in the discovery and development of oncology products based on telomerase.

Telomerase Inhibition. Telomerase activation is necessary for most cancer cells to replicate indefinitely thereby enabling tumor growth and metastasis. One of our strategies for the development of anti-cancer therapies is to inhibit telomerase activity in cancer cells. Inhibiting telomerase activity should result in telomere shortening and therefore the aging and eventual death of the cancer cell. Because telomerase is not expressed in most normal cells, the telomerase inhibition therapies described below are not expected to be cytotoxic to normal cells. We have focused our efforts on two approaches to produce a telomerase inhibitor effective in the treatment of cancer. Both approaches have produced compounds which should advance to animal studies in 2000. We and our collaborators have research programs focused upon our telomerase-inhibiting molecules with the goal of advancing an inhibitor to clinical development.

- Oligonucleotides. We have designed and synthesized a special class of short-chain nucleic acid-like molecules, also known as oligonucleotides, to target the RNA component of telomerase. These oligonucleotides have demonstrated highly potent telomerase inhibitory activity at sub-nanomolar, or very low, concentrations in both biochemical assays and various cellular systems. Based on these promising results, we plan to initiate tests of these molecules in animal models of cancer in the coming year. We hold rights to this class of oligonucleotides for telomerase inhibition, and have also developed several new oligonucleotide-based chemistries for which we have filed our own patent applications.

- Small Molecules. Through high-throughput screening of highly diverse chemical compound libraries, we have identified classes of small molecule compounds that are effective telomerase inhibitors which are being evaluated by us and our collaborators, Pharmacia & Upjohn and Kyowa Hakko. As a result of our recent confirmation of telomerase inhibition by these small molecules in cell culture, both of our collaborators have extended their funded research collaborations with us.

Oncolytic Virus. Our second anti-cancer therapeutic strategy is based on viruses which have been manipulated or engineered to have oncolytic, or cancer-killing properties and which would selectively target and destroy cancer cells. We are developing customized adenoviruses, also known as common cold viruses, that will infect and kill cancer cells which express telomerase and not normal cells which do not express telomerase. To pursue this goal, we have cloned the region of the hTERT gene that is responsible for turning on or off the activity of telomerase in a cell, called the promoter sequence. We have demonstrated that this promoter is only turned on in telomerase-positive cells, and is turned off in normal somatic cells.

We are using the hTERT promoter to turn on the genes which are required for the adenovirus to replicate. Our data indicate that when tumor cells are infected with the adenovirus which contains the hTERT promoter, the virus multiplies or replicates within the cancer cells and causes the rupture and death, or lysis, of the tumor cells. When these same adenoviruses containing the hTERT promoter infect normal somatic tissue, there is no effect on the cells. We are currently evaluating this oncolytic virus in both local and metastatic animal tumor models. We believe that these oncolytic viruses could be used to treat many types of primary and metastatic cancers.

Telomerase Vaccine. Our third approach to developing an anti-cancer therapy is a telomerase vaccine. Telomerase is present in the majority of human cancer cells but is absent in most normal somatic cells. In this approach, we deliver telomerase to special immune cells called dendritic cells which instruct the immune system to detect cells that express telomerase and kill them.

We are conducting research to confirm the safety and efficacy of telomerase dendritic cell vaccine therapies. We are also developing procedures for direct immunization of patients using telomerase. This direct method of vaccination would eliminate the need for manipulation of dendritic cells in culture and could potentially allow simple vaccination procedures to be available for all cancer patients.

Cancer Diagnostics. Telomerase is a broadly applicable and highly specific marker for cancer because it is detectable in more than 30 human cancer types and in over 80 percent of cancer samples studied. We believe that the detection of telomerase may have significant clinical utility for cancer diagnosis, prognosis, monitoring and screening. Current cancer diagnostics apply only to a single or limited number of cancer types because they rely on molecules expressed only by particular cancer types; telomerase-based diagnostics could potentially address a broad range of cancers.

We have developed several proprietary assays for the detection of telomerase which are based on its activity or the presence of its RNA or protein components. The first-generation assay is the Telomeric Repeat Amplification Protocol, or "TRAP," assay which can be used to detect telomerase activity in human tissue or cells in culture. The second generation assays detect the presence of hTR and hTERT in human tissues and body fluids. We own issued patents for the detection of telomerase activity and the components of telomerase including patents for the TRAP assay and diagnostic methods based on telomerase detection. To date, our licensees have commercialized ten research-use-only kits that incorporate our technology.

We are working with Roche Diagnostics to develop the full clinical potential of our telomerase detection technology. Research data shows that an assay for telomerase is a more sensitive and specific test for screening bladder cancer than other commercially available tests. We believe that this and other data support the clinical application of telomerase assays in diagnosis, staging, monitoring and screening for bladder, cervical, prostate and other cancers.

Research Tools for Drug Discovery

Genomics. The Human Genome Project, an international research program conducted by the United States Department of Energy and the National Institutes of Health, is nearing completion with the goal of sequencing and mapping every human gene within the genome. Despite this catalogue of human gene sequences, little is known about when or in what cells genes are expressed or how they function. The next major hurdle is to determine the function of these genes and to use this information to develop new diagnostic and therapeutic approaches for many diseases.

Pluripotent stem cells are especially suitable to help define the function of genes involved in cell proliferation, differentiation and metabolism. The effects of adding or knocking out specific genes in hPSCs can be monitored, providing evidence for the function of the gene on a particular proliferation or differentiation process. We are now developing screening procedures using hPSCs to identify the function of multiple genes simultaneously. Identification of the function of genes will allow the selection of genes that would be good targets for drug development.

Immortalized Cells for Research. Scientists study specific cells from targeted tissues in order to understand their biological function. In these studies, cells are usually isolated from tissue and propagated in tissue culture. The progressive changes in biological activity, morphology, and proliferation as a result of tissue culture potentially limit the utility of these cells in parallel experiments and long term research. Because of these limitations, most research laboratories utilize transformed cell lines for their experimental studies. Cells can be transformed by viral mechanisms, by using viruses to cause the cells to grow indefinitely in culture. However, they have abnormal characteristics compared to non-transformed cells. For this reason, such transformed cells are not good models of normal tissues in the human body.

The telomerase-immortalized cells are ideal for use in biological research because these cells proliferate indefinitely and function in culture in the same manner as the normal, mortal cells from which they were derived. Moreover, telomerase-immortalized cells can function in the body to form normal tissue and their capacity to differentiate into mature tissue is maintained. Their maintenance of normal physical and biological characteristics while retaining proliferative capacity allows them to be a constant source of cells for repeat and long-term studies on the function of cells both in culture and in the body. Telomerase-immortalized cells can be used to study any of the normal biological pathways in cells and can be used to screen for factors which influence the appropriate function of those cells. Moreover, telomerase-immortalized cells taken from diseased tissues can be used to explore the mechanism of the disease process and to develop interventions to prevent or treat that disease.

We distribute the human telomerase gene under material transfer agreements to academic laboratories worldwide in order to generate new applications and to preserve our commercialization rights in these applications. To date, we have material transfer agreements with over 300 academic laboratories worldwide.

To distribute our telomerase immortalized cell lines commercially, we established an alliance with Clontech, to distribute telomerase immortalized cell lines to the not-for-profit research market for basic research applications. Under the alliance, we execute licenses with, and receive license fees from, commercial entities that are supplied by Clontech.

Drug Screens. Three of the major hurdles of pharmaceutical drug development are
(i) identification of compounds with activity in diseased tissue; (ii) understanding the metabolism and biodistribution of the compound; and (iii) determination of the potential toxic side effects of the compound. Undesirable activity of a compound being evaluated as a candidate drug in any one of these areas can impact the development and commercialization of the drug. The earlier in development that a compound is found to have undesirable characteristics, the faster these characteristics can be potentially corrected. This potentially translates into reduced costs and time in drug development, and less harmful exposure to patients in clinical trials.

Many prospective new drugs fail in clinical trials because of toxicity to the liver or because of poor uptake, distribution, or elimination of the active compound in the human body. Much of the efficacy and safety of a drug will depend on how that drug is metabolized into an active or inactive form, and on the toxic metabolites that might be generated in the process. Hepatocytes, the major cells of the liver, metabolize most compounds and thereby affect a drug's pharmacological characteristics.

There are no completely effective systems available today to accurately determine the metabolism or toxicity of a compound in human livers. Rat and mouse models only approximate human metabolism. The development of several drugs has been terminated late in human clinical trials because rodent systems utilized early in the development process failed to predict that the drug would be toxic to humans. Human hepatocyte cell lines available today do not have the same attributes as their normal counterparts in the body and must be transformed in order to maintain their proliferative capacity in culture. Access to fresh primary human liver tissue to be used in toxicity studies is very unreliable and substantial variability can be observed depending on the individual donor, the time and process of collection, and the culture conditions for the experiments.

We believe telomerase-immortalized hepatocytes would serve as a consistent source of normal human liver tissue which would more closely predict the impact of a new drug on human livers in the body. We believe that telomerase-immortalized hepatocytes which retain normal drug metabolism enzymes would revolutionize toxicity testing, address the largest bottleneck in new drug research and accelerate the drug development process. To meet this need, we are creating immortalized hepatocytes using two methods. First, we will apply our telomerase technology to immortalize human hepatocytes. In every cell system tested, telomerase-immortalized cells have been shown to function comparably to their normal non-immortalized counterparts. Therefore, telomerase-immortalized hepatocytes should also function comparably to hepatocytes in a whole human liver in the body. Second, we are developing procedures to differentiate hPSCs into hepatocyte precursors and eventually into mature hepatocytes. Functional hepatocytes, developed by either immortalization by telomerase or derivation from hPSCs, would provide a consistent and reliable source of material for extensive and reproducible compound testing.

We intend to commercialize these cells to more accurately determine the potential toxicity and metabolism of a new candidate drug. In addition, the availability of immortalized hepatocytes from numerous individuals would allow a more thorough understanding of the effects of a drug candidate on a specific individual, allowing full development of the field of pharmacogenomics whereby a compound's activity will be correlated with an individual's genetic make-up.

Regenerative Medicine
The preceding product opportunities are examples of how we plan to use each of our three technology platforms. Additional opportunities arise from their combination. The integration of our three scientific platforms: telomerase-immortalized cells, hPSCs and nuclear transfer technologies allow the development of cell-based therapies that would have broad application for the treatment of chronic degenerative diseases which are occurring with increasing frequency in our aging population. We are developing two basic approaches to restore organ function lost to chronic diseases: gene-based therapies and cell-based therapies.

We are developing gene-based therapies by which the hTERT gene is transferred directly to cells to extend their replicative capacity and thereby restore normal function. We expect that the restoration of telomerase activity in a controlled manner directly in the body will have therapeutic applications for the treatment of blood, skin, liver and immune disorders where deficiencies in cell proliferation have been noted.

In cell-based therapies, differentiated cells derived from hPSCs would be directly injected into the affected tissue where they would integrate into the target tissue and thereby restore organ function. This approach is particularly applicable for the regeneration of tissues that do not normally divide in the body. Such cells include cardiomyocytes or heart muscle cells, neural cells, hepatic cells and pancreatic (LOGO) islet cells. We are currently developing the following cell types and therapeutic approaches.

Chronic Liver Disease. There are over 25,000 deaths in the United States every year due to chronic liver disease. This number is expected to increase with the growing number of people who are infected with hepatitis B and C viruses. Each year over $9 billion is spent at hospitals in the United States alone for the treatment and management of patients with chronic liver diseases.

Liver regeneration is not observed in most patients with chronic liver disease. Compromised liver function and chronic liver disease can result from prolonged exposure to various harmful factors such as chemical toxins, chronic alcohol intake, autoimmune inflammation, metabolic disorders, viral infections and others. Patients with advanced stages of chronic liver diseases often suffer from other complications such as diabetes, bleeding disorders, portal hypertension or localized high blood pressure, edema or fluid retention, mental dysfunction, immune dysfunction, kidney failure and liver cancer, eventually leading to death. Treatment for patients with advanced liver disease usually consists of liver transplantation. Despite some success with this procedure, the majority of candidate patients do not receive transplants due to low organ availability.

Telomerase is not normally expressed in human liver cells and recent studies have shown that shortened telomere lengths are observed in the livers of patients with chronic liver diseases. Studies in mice, in which the RNA component of the telomerase gene has been removed, show that these animals have increased sensitivity to liver damage. Restoring telomerase activity in those mice results in the restoration of hepatic regenerative capacity.

We plan to utilize our technology platforms in several different formats to treat liver diseases. In one application, we are developing methods to generate telomerase activity in hepatocytes. In this approach, using gene-based therapy, the telomerase gene is delivered directly to the liver to determine if telomerase can restore the regenerative capacity of the damaged liver. As a second approach, using cell-based therapy, we will apply the same techniques being developed to produce human hepatocytes for drug discovery to create hepatocytes for therapeutic intervention in liver disease. Several potential alternative cell-based therapies are being explored. The first is an external device which would incorporate immortalized human hepatocytes to supplement the patient's own liver function during acute flares of chronic liver disease. The second is the transplantation of immortalized hepatocytes into the patient's liver to seed and stimulate hepatocyte repopulation. Successful development of these therapies potentially could provide therapeutic alternatives for the high proportion of patients who are not candidates for liver transplantation or for whom transplantable organs are not available.

Heart Disease. Heart muscle cells, also known as cardiomyocytes, do not regenerate during adult life. When heart muscle is damaged by injury or decreased blood flow, functional contracting heart muscle is replaced with nonfunctional scar tissue. Congestive heart failure, a common consequence of heart muscle or valve damage, affects more than four million people in the United States. This year, it is estimated that about 1.1 million people will have a heart attack, which is the primary cause of heart muscle damage.

We intend to use cardiomyocytes derived from hPSCs to treat heart disease. Proof of concept of our approach has been demonstrated in mice. Mouse embryonic stem cells were used to derive mouse cardiomyocytes. When injected into the hearts of recipient adult mice, the cardiomyocytes repopulated the heart tissue and stably integrated into the muscle tissue of the adult heart. These results suggest that hPSC-derived cardiomyocytes could be developed for cellular transplantation therapy in humans suffering from congestive heart failure and heart attacks. We have derived human cardiomyocytes from hPSCs and observed their normal contractile function. We plan to test these cardiomyocytes in animal models to establish the safety and efficacy of this cell-based therapy.

Parkinson's Disease, Stroke and Spinal Cord Injury. The major neural cells of the nervous system typically do not regenerate after injury. If a nerve cell is damaged due to disease or injury, there is no treatment at present to restore lost function. Millions of patients worldwide suffer from injury to or disorders associated with degeneration of the nervous system. Strokes are caused by blood clots or local bleeding in the brain and result in the death or degeneration of critical brain cells. Over 500,000 Americans suffer strokes each year. Stroke patients are often permanently compromised by loss of cognitive motor and sensory functions. There is no treatment available today except costly long-term rehabilitation programs which have limited utility in restoring function. Over one million Americans suffer from Parkinson's disease, a neurological disorder caused by the progressive degeneration of specific cells within the brain that control certain motor functions. In the case of spinal cord injuries, patients are often left partly or wholly paralyzed because nerve cells in the spinal cord have been severed and cannot regenerate. Such patients are permanently disabled, often institutionalized, some requiring life support.

Embryonic stem cell-derived neurons have been used to treat nervous system disorders in animal models. Mouse embryonic stem cells were stimulated to differentiate into neural cells which, when transplanted into mice with neurological disorders, helped to restore normal function. In the case of spinal cord injuries, neurons derived from animal embryonic stem cells produced partial recovery of the animal's ability to move and bear weight when injected into the spinal cord injury site.

We have derived the major types of neural cells from hPSCs cells in culture--human neurons, astrocytes, and oligodendrocytes. We have devoted a significant portion of our research activities to develop procedures that should enable us to produce these neural cells for transplantation therapy in humans. We will first test these cells in appropriate animal models to determine whether they can restore normal neural function. We intend to repair the damaged portions of patients' nervous systems by transplanting differentiated neurons produced from hPSCs.

Skin. The skin is a major organ system of the body whose deterioration with age impacts not just human physical health but also our appearance and self-esteem. The thinning and increased wrinkling of older skin is symptomatic of impaired wound healing and results in increased frequency of chronic ulcers. Skin cancers are more prevalent than any other form of cancer and are believed to be caused in part by aging of skin cells.

We have initiated a major skin program based upon the activation of telomerase in skin cells. Our scientists and collaborators as well as other researchers have established that skin cells age in tissue culture and in the body with loss of telomeric DNA, and that restoration of telomerase activity is capable of dramatically extending the healthy lifespan of these cells in culture. Animal models of telomere loss also correlate cellular aging with thinning of skin, graying of hair, chronic ulcerative lesions at areas of stress, and reduced ability to repair wounds. Our approach to the therapeutic use of telomerase activation in skin includes both small molecule drug discovery as well as biological and genetic methods of introducing telomerase into various skin cells.

Diabetes. It is estimated that there are as many as one million Americans suffering from the type of diabetes known as Insulin Dependent Diabetes Mellitus. Normally, certain cells in the pancreas called the islet (LOGO) cells produce insulin which promotes the uptake of the sugar glucose by cells in the human body. Degeneration of pancreatic islet (LOGO) cells results in a lack of insulin in the bloodstream which results in diabetes. Although diabetics can be treated with daily injections of insulin, these injections enable only intermittent glucose control. As a result, patients with diabetes suffer chronic degeneration of many organs, including the eye, kidney, nerves and blood vessels. In some cases, patients with diabetes have been treated with islet
(LOGO) cell transplantation. However, poor availability of suitable sources for islet (LOGO) cell transplantation and the complications of the required co-administration of immunosuppressive drugs make this approach impractical as a treatment for the growing numbers of individuals suffering from diabetes.

By integrating our three scientific platforms: telomerase-immortalization, hPSCs and nuclear transfer, we intend to derive histocompatible, or genetically-matched, insulin-producing islet (LOGO) cells for transplantation. Pilot studies are underway with collaborators to determine the effects of telomerase expression on primary (LOGO) cells derived from human islet tissue. In addition, we are devising techniques to differentiate islet (LOGO) cells from hPSCs which would be used in studies of animal models of diabetes. We intend to derive long-lived, transplantable islet (LOGO) cells which could support the patient's insulin requirements for life.

Other Applications

Xenotransplantation. The demand for organ transplantation far outweighs the number of human organs available. It is estimated that there are over 150,000 people worldwide waiting for an organ. In the United States, more than 60,000 individuals were registered on transplant waiting lists at the end of 1998. That year, however, less than half of the people listed received solid organ transplants. The demand for organ transplantation will continue to increase as improved technical skills and anti-rejection medication make whole organ transplantation a realistic option for groups of people previously considered not eligible for transplantation--for example, those suffering from diabetes or those over age 55.

Programs to increase the number of registered donors are extremely important--but these programs alone will not solve the problem of organ shortage. One solution under consideration by the medical, pharmaceutical and biotechnology communities is xenotransplantation--the process of transplanting cells, tissues or organs from one species to another, for example, from an animal to a human. This approach potentially could be used either as a bridge to human organ transplantation or as long term therapy in the form of a permanent transplant.

Pigs are the preferred source for xenotransplantation because they have organs of comparable size and anatomy to human organs. Through nuclear transfer, we intend to produce pigs that have been genetically modified to make their organs more suitable for transplantation to humans without causing an acute immune rejection. Acute immune rejection of transplanted pig organs is caused by natural human antibodies which recognize and react to certain sugar structures present in the blood vessels of the transplanted pig tissue. We intend to delete from the pig genome the gene for the enzyme which generates the key sugar structure that triggers the immune rejection. Once we have created the desired donor animal, cloning of that animal via nuclear transfer would enable the cost-effective and scalable production of identical animals for clinical trials. Cloned herds of pigs which would no longer carry the foreign sugar structure could become a commercial source of organs that would not be rejected by the recipients' immune system. Such cloned pigs would serve as sources for multiple transplantable organs such as hearts, kidneys and pancreases. Our xenotransplantation program is conducted at Geron Bio-Med, located within the Roslin Institute in Scotland.

Transgenic Animals. We intend to apply our nuclear transfer technology to clone animals that have been genetically engineered to produce proteins for human therapeutic use. For example, herds which carry the genes to make human antibodies could be cloned, thereby allowing for the large-scale production of therapeutic antibodies or vaccines.

Agriculture. We intend to use nuclear transfer and gene targeting for applications in agriculture that improve livestock by producing unlimited numbers of genetically identical animals with superior commercial qualities. Such applications can be extended to major agricultural sectors, such as beef, dairy, pig and chicken, to provide large numbers of animals with superior characteristics of disease resistance, longevity, growth rate or product quality. We are focusing our research collaboration at the Roslin Institute on developing more efficient nuclear transfer procedures suitable for agricultural applications.

COMMERCIALIZATION

We believe that our broad scientific platforms will generate significant opportunities for a variety of strategic collaborations. We have established and intend to continue to establish selective collaborations with leading pharmaceutical, diagnostic and technology companies to enhance our research, development and commercialization capabilities and to participate in commercialization opportunities. In each of these strategic collaborations and in future collaborations, we retain and intend to retain co-promotion rights to participate in the commercial success of our products.

Kyowa Hakko Collaboration
In April 1995, we entered into a license and research collaboration agreement with Kyowa Hakko. Under the agreement, Kyowa Hakko agreed to provide $16.0 million of research funding over four years to support our program to discover and develop in several Asian countries a telomerase inhibitor for the treatment of cancer. All of this research funding had been received as of December 31, 1999. In addition, we are entitled to receive future payments upon the achievement of certain contractual milestones relating to drug development and regulatory progress, as well as royalty payments on product sales. Kyowa Hakko also purchased $2.5 million of our common stock in connection with our initial public offering. Under the Kyowa Hakko Agreement, we exercise significant influence during the research phase and Kyowa Hakko exercises significant influence during the development and commercialization phases. Kyowa Hakko has agreed that it will not pursue independently telomerase inhibition for the treatment of cancer in humans until March 2002. In February 2000, we amended our agreement with Kyowa Hakko to extend the research and compound selection periods under the original agreement to March 2002. We are entitled to receive additional research funding as part of this extension subject to the terms of the agreement.

Pharmacia & Upjohn Collaboration
In March 1997, we signed a license and research collaboration agreement with Pharmacia & Upjohn to collaborate in the discovery, development and commercialization of a new class of anti-cancer drugs that inhibit telomerase. Under the collaboration, Pharmacia & Upjohn agreed to provide research funding over three years. As of December 31, 1999, $13.8 million of research funding had been received. In addition, we are entitled to receive future payments upon the achievement of certain contractual milestones relating to drug development and regulatory progress, as well as royalty payments on future product sales. We also signed a stock purchase agreement with Pharmacia & Upjohn which provided for equity investments of $2.0 million in January 1997, $4.0 million in April 1997 and $4.0 million in March 1998. Pharmacia & Upjohn purchased each round of our common stock at a premium. This collaboration with Pharmacia & Upjohn was enhanced in 1999 by accessing the high throughput screening capabilities and the three million compound library of Pharmacopoeia, via an alliance between Pharmacia & Upjohn and Pharmacopoeia which includes telomerase inhibition. In October 1999, Pharmacia & Upjohn exercised an option to extend the research and compound selection periods for an additional year to March 2002. The agreement provides for payment of additional research funding to us as part of this extension.

Through our agreements with Kyowa Hakko and Pharmacia & Upjohn, we have granted to them exclusive worldwide rights to our telomerase inhibition technology for the treatment of cancer in humans.

Roslin Institute Collaboration
In May 1999, we completed the acquisition of Roslin Bio-Med Ltd., a company formed by the Roslin Institute in Midlothian, Scotland, in order to complement and strengthen our technology platforms. Under the terms of the agreement, we purchased all outstanding shares of Roslin Bio-Med in exchange for 2.1 million shares of our common stock and Roslin Bio-Med became a wholly owned United Kingdom subsidiary known as Geron Bio-Med Ltd. In addition, the Roslin Institute transferred to us the exclusive rights to the patent applications covering nuclear transfer technology for all animal and human-based biomedical applications, excluding human reproductive cloning. The license covers all animal and human-based biomedical applications with the exception of the production of therapeutic proteins in the milk of ruminants and rabbits, and the modification of milk composition for nutraceutical use.

In connection with this acquisition, we also formed a research collaboration with the Roslin Institute and have agreed to provide approximately $20.0 million in applied research funding over six years. Under this collaboration, we retain exclusive license rights to commercialize the results of the research. This alliance brings together three complementary technologies: telomerase immortalization, human pluripotent stem cells and nuclear transfer technologies. We and the Roslin Institute will focus on generating genetically-matched human cells and tissues with extended replicative capacity for use in repairing organ damage caused by a range of degenerative diseases, including chronic liver disease, heart disease, neurologic diseases, skin conditions and diabetes, while also advancing work underway at the Roslin Institute on the development of genetically modified cloned animals for applications in xenotransplantation and agriculture.

Clontech Marketing Agreement
In March 1999, we entered into a development and license agreement with Clontech to market the Infinity(TM) product family of primary human cell lines immortalized with the enzyme telomerase. Under the terms of the agreement, Clontech manufactures and markets products resulting from the use of our telomerase technology to the not-for-profit research market. Clontech also supplies products to the biotechnology and pharmaceutical industries under licenses to be executed between us and the individual commercial companies. Under the Clontech agreement, Clontech paid us an up-front fee of $50,000 for development activities. We will equally share operating profits with Clontech from the sales of the Infinity(TM) Cell Lines, while we will retain all licensing revenues.

In 1999, Clontech launched the telomerase-immortalized hTERT-RPE1 human retinal pigment epithelial cell line and the hTERT-BJ1 human fibroblast cell line. We and Clontech plan to expand the family of Infinity Cell Lines in the future.

Diagnostic Collaborations
Research-Use-Only Kits. Roche Diagnostics has licensed all telomerase and telomere length assay technologies, including TRAP, hTR, hTERT, and immunoassays, for research-use-only kits in cancer. All telomerase licenses previously licensed to Boehringer Mannheim were transferred to Roche Diagnostics following their acquisition of Boehringer Mannheim. Boehringer Mannheim's telomerase-related products are now marketed under the Roche Diagnostics label. In late 1996, Boehringer Mannheim commenced commercial sale of the TRAP research kit. In 1999, Roche Diagnostics launched three additional research kits.

Examples of other companies marketing research-use-only kits under license include the following:

- In 1999, Roche Diagnostics entered into a sublicense agreement with Dako under which Dako has received non-exclusive rights to develop antibody mediated telomerase detection assays for research and clinical diagnostic applications in oncology. We will receive royalties from products commercialized under this sublicense.

- Kyowa Medex Co. has licensed our TRAP assay technology on a non-exclusive basis for the research-use-only market in Japan and commenced commercial sale of the TRAP kit in late 1996.

- We licensed the TRAP assay for research-use-only to Oncor Inc. and it has been subsequently transferred to the Intergen Company following the acquisition of Oncor's research reagent division by Intergen.

- PharMingen has licensed our TRAP assay and telomere length measurement technology on a non-exclusive basis for sale to the research-use-only market.

Although we do not expect royalties from the sale of these kits to be significant, the use of these kits has stimulated additional studies of telomerase activity by academic laboratories and standardized the methodology used to evaluate the role of telomerase in cancer.

In Vitro Diagnostics. In addition to the rights described above related to research-use-only kits, our December 1997 license, product and marketing agreement with Boehringer Mannheim also granted Boehringer Mannheim rights to develop and commercialize clinical in vitro diagnostic products for cancer on an exclusive, worldwide basis. Under the agreement, Boehringer Mannheim provided reimbursement in the amount of $500,000 for research previously conducted and is responsible for all clinical, regulatory, manufacturing, marketing and sales efforts and expenses. We are entitled to receive future payments upon achievement of certain contractual milestones relating to levels of product sales, as well as royalties on product sales. Further, we have an option at our sole discretion to exercise co-promotion rights with respect to in vitro diagnostic products in the United States. After the acquisition of Boehringer Mannheim by Roche Diagnostics in 1998, all telomerase licenses previously licensed to Boehringer Mannheim were transferred to Roche Diagnostics following their acquisition of Boehringer Mannheim.

GERON ETHICS ADVISORY BOARD

In July 1998, we created an Ethics Advisory Board whose members represent a variety of philosophical and theological traditions with broad knowledge in health care ethics. The advisory board functions as an independent entity, consulting and giving advice to us on the ethical aspects of our work. Members of the advisory board have no financial interest in Geron.

RESEARCH COLLABORATIONS

We selectively enter into, and intend to continue to enter into, collaborative research agreements with leading academic and research institutions. We design these collaborative agreements to significantly enhance our research and development capabilities while enabling us to obtain commercial rights to intellectual property developed through the research collaboration. Under these agreements, we generally provide funding or other resources for scientific research in return for exclusive commercial rights to materials and discoveries arising out of this research. We seek to retain rights to commercially develop and market discoveries made under these research programs by obtaining options to exclusively license technology developed under them, including patents and patent applications filed in connection with these research programs.

As of December 31, 1999, we have collaborative research agreements in support of our oncology program with a number of institutions, including Duke University, Lawrence Berkeley National Laboratory, the National Cancer Institute, Madigan Army Medical Center, Stanford University, the University of Colorado, the University of Texas Southwestern Medical School at Dallas, the University of California at San Francisco, and the University of Pittsburgh. We have collaborative research agreements in support of our research of telomerase-immortalized cells with numerous institutions, including Duke University, the Lawrence Berkeley National Laboratory, the Memorial Sloan-Kettering Cancer Center, Stanford University, and the University of California at Los Angeles. We have exclusive license and collaborative research agreements in support of our human pluripotent stem cell research and regenerative medicine program with the Johns Hopkins University, the University of California at San Francisco, the University of Edinburgh and the University of Wisconsin-Madison.

PATENTS, PROPRIETARY TECHNOLOGY AND TRADE SECRETS

Geron's three core technology platforms are supported by a broad intellectual property portfolio of issued patents and pending patent applications. We currently own or have licensed over 58 issued or allowed United States patents, more than 17 granted foreign patents and over 265 patent applications that are pending around the world.

Our policy is to seek, when appropriate, patent protection for inventions in our core technology platforms as well as ancillary technologies that support these platforms or otherwise provide a competitive advantage to us. We achieve this by filing patent applications for discoveries made by us alone or made in conjunction with our scientific collaborators and strategic partners. Typically, although not always, we file patent applications in the United States and internationally through the Patent Cooperation Treaty. In addition, we obtain licenses or options to acquire licenses from other organizations to patent filings that may be useful in advancing our scientific and commercial programs.

We hold rights in more than 30 issued United States patents relating to telomerase. We currently have an issued United States patent covering purified human telomerase, and exclusive rights to issued Swiss and United Kingdom patents covering the cloned gene that encodes the human telomerase protein component. We also have exclusive rights to an issued United Kingdom patent covering the promoter that regulates the activity of this gene. With respect to telomerase diagnostics, our portfolio includes 21 issued United States patents and nine issued foreign patents. The patents cover compositions of the RNA and protein components of telomerase, the TRAP assay for detecting telomerase activity, telomerase activity detection kits, and methods of diagnosing disease states, such as cancer. Our portfolio also includes issued United States patents and pending applications relating to telomerase inhibitors, including nucleic acids and small molecule telomerase inhibitors. We also own several patent applications directed to oligonucleotide nucleic acid chemistry.

With respect to our pluripotent stem cells, we own or have licensed several United States and foreign national patent applications relating to embryonic stem cells and germ cells, and methods for obtaining and maintaining them. These licenses include an issued United States patent covering primate embryonic stem cells and allowed United States patent applications covering human embryonic germ cells.

As part of our acquisition of Roslin Bio-Med, we acquired a license for a number of United States and foreign national patent applications directed to nuclear transfer, including the "quiescence" and "MAGIC" technologies. The quiescence technology relates to the use of donor cell nuclei that are in resting or quiescent state for nuclear transfer. The MAGIC technology combines a number of technical advances that provide enhanced nuclear transfer efficiency. Two United Kingdom patents, as well as patents in New Zealand and South Africa have now been granted, and one United States patent application has been allowed, covering the quiescence technology. Patents to the MAGIC technology have also been granted in New Zealand and South Africa. We also have filed additional patent applications to cover inventions that have been produced as a result of our current research collaboration at the Roslin Institute.

GOVERNMENT REGULATION


Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of our proposed products and in our ongoing research and product development activities. The nature and extent to which such regulation applies to us will vary depending on the nature of any products which may be developed. We anticipate that many, if not all, of our therapeutic products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic and vaccine products are subject to rigorous preclinical and clinical testing and other approval procedures of the Food and Drug Administration, or FDA, and similar regulatory authorities in European and other countries. Various governmental statutes and regulations also govern or influence testing, manufacturing, safety, labeling, storage and recordkeeping related to such products and their marketing. The process of obtaining these approvals and the subsequent compliance with appropriate statutes and regulations require the expenditure of substantial time and money. Any failure by us or our collaborators to obtain, or any delay in obtaining, approval will affect the marketing of any products developed by us, and prevent us from generating product revenues and obtaining adequate cash to continue present and planned operations.



FDA Regulation


Prior to commencement of clinical studies involving humans, preclinical testing of new pharmaceutical products is generally conducted on animals in the laboratory to evaluate the potential efficacy and the safety of the product. The results of these studies are submitted to the FDA as a part of an Investigational New Drug application, which must become effective before clinical testing in humans can begin. Typically, human clinical evaluation involves a time consuming and costly three-phase process. In Phase I, clinical trials are conducted with a small number of people to assess safety and to evaluate the pattern of drug distribution and metabolism within the body. In Phase II, clinical trials are conducted with groups of patients afflicted with a specific disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety. In Phase III, large-scale, multi-center, comparative trials are conducted with patients afflicted with a target disease in order to provide enough data to demonstrate the efficacy and safety required by the FDA. The FDA closely monitors the progress of each of the three phases of clinical testing and may, at its discretion, re-evaluate, alter, suspend, or terminate the testing based upon the data which have been accumulated to that point and its assessment of the risk/benefit ratio to the patient. Monitoring of all aspects of the study to minimize risks is a continuing process. Reports of all adverse events must be made to the FDA, and studies must be conducted in compliance with FDA requirements including obtaining informed consent and approval from one or more Institutional Review Boards.



The results of the preclinical and clinical testing on a drug, along with manufacturing information, proposed labeling and other information, are submitted to the FDA in the form of a New Drug Application, or NDA, for approval prior to commencement of commercial sales. In the case of vaccines or gene and cell therapies the results of clinical trials are submitted as a Biologics License Application. FDA may also request review by an outside panel of experts. In responding to an NDA or Biologics License Application, the FDA may grant marketing approval, request additional information or deny the application if the FDA determines that the application does not satisfy its regulatory approval criteria. There can be no assurance that approvals will be granted on a timely basis, if at all, for any of our products. FDA may also significantly limit the approved indications, restricting our ability to market the product. Similar procedures are in place in countries outside the United States.



Once a product is approved by FDA, it is subject to continuing and pervasive regulation. These regulations include the need for the product to be manufactured in compliance with the good manufacturing practice regulations, the reporting of adverse events to FDA, and marketing and promoting the products in accordance with FDA's rules and policies. FDA routinely inspects companies to determine if they are complying with the applicable regulations. The failure to comply with these restrictions can result in FDA enforcement action, including warning letters, seizure, prosecution, civil penalties, recall of the product, and cessation of marketing the product.



In general, diagnostic products using our technologies will be regulated as devices by the FDA. New devices also need FDA clearance before they can be marketed. Devices may be cleared through the 510(k) premarket notification process if they are substantially equivalent to devices that are legally on the market or were on the market prior to May 28, 1976. 510(k) notices will need to be supported by bench testing, and may also need to be supported by clinical data. There can be no assurance that any devices that use our technology will be eligible for clearance through a 510(k) notice, or that 510(k) clearance will be granted. Devices that cannot be cleared through 510(k) notices will need to be the subject of approved premarket approval applications, or PMAs, before they may be marketed. PMAs must be supported by extensive preclinical testing and clinical testing. The FDA review process for PMAs can be very prolonged, and may involve review by an outside panel. A PMA for a device using our technology may not be cleared in a timely fashion, or at all. In addition, some products using our technology are sold as "research use only." FDA is in the process of developing a policy that could restrict the sale of products labeled "research use only." FDA's finalization of this policy could reduce the volume of these products that are sold.

Exports of drugs, biologics and devices are regulated by the FDA. Products that have not yet been approved by FDA can, with a number of limitations and restrictions, be exported to other countries. The failure to comply with these restrictions on exports can subject the company to enforcement action.


European and Other Regulatory Approval
Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities in Europe and other countries will likely be necessary prior to commencement of marketing the product in such countries. The regulatory authorities in each country may impose their own requirements and may refuse to grant, or may require additional data before granting, an approval even though the relevant product has been approved by the FDA or another authority. As with the FDA, the regulatory authorities in the European Union, or EU, countries and other developed countries have lengthy approval processes for pharmaceutical products. The process for gaining approval in particular countries varies, but generally follows a similar sequence to that described for FDA approval. In Europe, the European Committee for Proprietary Medicinal Products provides a mechanism for EU-member states to exchange information on all aspects of product licensing. The EU has established a European agency for the evaluation of medical products, with both a centralized community procedure and a decentralized procedure, the latter being based on the principle of licensing within one member country followed by mutual recognition by the other member countries.

Other Regulations
We are also subject to various United States, federal, state, local and international laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research work. We cannot accurately predict the extent of government regulation which might result from future legislation or administrative action.

EMPLOYEES

As of March 1, 2000, we had 101 full-time employees of whom 39 hold Ph.D. degrees and 16 hold other advanced degrees. Of the total workforce, 75 are engaged in, or directly support, our research and development activities and 26 are engaged in business development, finance and administration. We also retain outside consultants. None of our employees is covered by a collective bargaining agreement, nor have we experienced work stoppages. We consider relations with our employees to be good.

PROPERTIES

We currently lease approximately 41,000 square feet of office space at 194 Constitution Drive, 200 Constitution Drive and 230 Constitution Drive, Menlo Park, California. The lease for the office space expires in January 2002, with an option to renew the lease for two additional periods of two and one-half years each. We intend to use this space for general office and biomedical research and development purposes. We also currently lease 900 square feet of office space at Roslin Biotechnology Centre, Roslin, Midloyhian, United Kingdom. The lease for the office space expires in May 2005. We believe that the existing facilities are adequate to meet our requirements for the near term.

LEGAL PROCEEDINGS

We are not engaged in any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information with respect to our executive officers and directors as of March 1, 2000:

--------------------------------------------------------------------------------------------------------------
                   NAME                     AGE                             POSITION
--------------------------------------------------------------------------------------------------------------
Thomas B. Okarma, Ph.D., M.D..............  54    President, Chief Executive Officer and Director
David L. Greenwood........................  48... Chief Financial Officer, Senior Vice President Corporate
                                                  Development, Treasurer and Secretary
David J. Earp, Ph.D. J.D..................  35    Vice President, Intellectual Property
Calvin B. Harley, Ph.D....................  47    Chief Scientific Officer
Jane S. Lebkowski, Ph.D...................  44    Vice President, Cell and Gene Therapies
Richard L. Tolman, Ph.D...................  58    Vice President, Drug Discovery
Alexander E. Barkas, Ph.D.................  52    Chairman of the Board, Director
Robert B. Stein, M.D., Ph.D...............  49    Director
Gary L. Neil, Ph.D........................  59... Director
John P. Walker............................  51... Director
Ronald W. Eastman.........................  47... Director
Thomas D. Kiley, Esq......................  56    Director
Edward V. Fritzky.........................  49... Director

THOMAS B. OKARMA, PH.D., M.D., has served as our President, Chief Executive Officer and director since July 1999. He is also a director of Geron Bio-Med Limited, a United Kingdom company. From May 1998 until July 1999, Dr. Okarma was the Vice President of Research and Development. From December 1997 until May 1998, Dr. Okarma was Vice President of Cell Therapies. From 1985 until joining us, Dr. Okarma, the scientific founder of Applied Immune Sciences, Inc., served initially as Vice President of Research and Development and then as its chairman, chief executive officer and a director, until 1995 when it was acquired by Rhone-Poulenc Rorer. Dr. Okarma was a Senior Vice President at Rhone-Poulenc Rorer from the time of the acquisition of Applied Immune Sciences, Inc. until December 1996. From 1980 to 1985, Dr. Okarma was a member of the faculty of the Department of Medicine at Stanford University School of Medicine. Dr. Okarma holds a A.B. from Dartmouth College and a M.D. and Ph.D. from Stanford University.

DAVID L. GREENWOOD has served as our Chief Financial Officer, Treasurer and Secretary since August 1995, Vice President of Corporate Development since April 1997 and Senior Vice President of Corporate Development since August 1999. He is also a Director of Geron Bio-Med Limited, a United Kingdom company. From 1979 until joining us, Mr. Greenwood held various positions with J.P. Morgan & Co. Incorporated, an international banking firm, and its subsidiaries, J.P. Morgan Securities Inc. and Morgan Guaranty Trust Company of New York. Mr. Greenwood holds a B.A. from Pacific Lutheran University and an M.B.A. from Harvard Business School.

DAVID J. EARP, J.D., PH.D., joined us in June 1999 and has served as our Vice President, Intellectual Property since October 1999. From 1992 until joining us, Dr. Earp was with the intellectual property law firm of Klarquist Sparkman Campbell Leigh and Whinston, LLP where his practice focused on biotechnology patent law. Dr. Earp holds a B.S. in microbiology from the University of Leeds, England, a Ph.D. in biochemistry and molecular biology from The University of Cambridge, England, and conducted postdoctoral research at the University of California at Berkeley. He received his J.D., Magna cum laude from the Northwestern School of Law of Lewis and Clark College in Portland, Oregon.

CALVIN B. HARLEY, PH.D., has served as our Chief Scientific Officer since July 1996. From May 1994 until July 1996, Dr. Harley was Vice President of Research and from April 1993 to May 1994, Dr. Harley was Director, Cell Biology. Dr. Harley was an Associate Professor from 1989 until joining us, and from 1982 to 1989, an Assistant Professor of Biochemistry at McMaster University. Dr. Harley also was the Chair of the Canadian Association on Gerontology, Division of Biological Sciences from October 1989 to October 1991 and Chairman Elect from 1987 to 1989. Dr. Harley holds a B.S. from the University of Waterloo and a Ph.D. from McMaster University, and conducted postdoctoral work at the University of Sussex and the University of California at San Francisco.

JANE S. LEBKOWSKI, PH.D., has served as our Vice President of Cell and Gene Therapies since August 1999. Since joining us in April 1998 and until August 1999, Dr. Lebkowski served as Senior Director, Cell and Gene Therapies. Formerly, Dr. Lebkowski was employed at Applied Immune Sciences, from 1986 to 1995 where she served as Vice President, Research and Development. In 1995, Applied Immune Sciences was acquired by Rhone-Poulenc Rorer, at which time Dr. Lebkowski was appointed Vice President, Discovery & Product Development. Dr. Lebkowski graduated Phi Beta Kappa with a B.S. in Chemistry and Biology from Syracuse University and received her Ph.D. from Princeton University.

RICHARD L. TOLMAN, PH.D., has served as our Vice President of Drug Discovery since August 1999. From December 1998 until August 1999, Dr. Tolman served as Senior Director, Medicinal Chemistry overseeing the program to discover and develop a small molecule telomerase inhibitor. From 1973 until joining us, Dr. Tolman was employed at the Merck Research Laboratories where he served as Senior Director, Medicinal Chemistry. He received a B.A. in Chemistry with Honors from Brigham Young University and earned a Ph.D. with distinction from the University of Utah.

ALEXANDER E. BARKAS, PH.D., has served as our Chairman of the Board since July 1993 and as a director since March 1992. From March 1992 until May 1993, he served as our President and Chief Executive Officer. He is a founding partner of Prospect Venture Partners, a venture capital investment firm formed in October 1997. Dr. Barkas was a partner with Kleiner Perkins Caufield & Byers, a venture capital investment firm, from 1991 to October 1997. Dr. Barkas is also a director of Connetics Corp. and several privately held medical technology companies. He holds a B.A. from Brandeis University and Ph.D. from New York University.

ROBERT B. STEIN, M.D., PH.D., has served as our director since April 1996. Since September 1996 Dr. Stein has been Executive Vice President of Research & Preclinical Development at DuPont Pharmaceuticals. From August 1993 to September 1996, Dr. Stein was Senior Vice President and Chief Scientific Officer of Ligand Pharmaceuticals, Inc., a pharmaceutical company, and from May 1990 to August 1993, he was Vice President of Research at Ligand. From 1982 to 1990, Dr. Stein held various positions with Merck, Sharp, and Dohme Research Laboratories, a pharmaceutical company, including Senior Director and Head of the Department of Pharmacology from 1989 to 1990. Dr. Stein holds a B.S. in Biology and Chemistry from Indiana University and an M.D. and a Ph.D. in Physiology and Pharmacology from Duke University.

GARY L. NEIL, PH.D., has served as our director since September 1998. Dr. Neil is also a director of Crescendo Pharmaceutical Corporation, Allergen Specialty Therapeutics, Inc. and Signal Pharmaceuticals, Inc. He has also been the president and chief executive officer of Crescendo Pharmaceuticals since its inception in September 1997. From 1993 to 1997, he was the president and chief executive officer of Therapeutic Discovery Corporation which was formed by ALZA Corporation and purchased by them in 1997. From 1989 to 1993, Dr. Neil served as executive vice president of American Home Products' subsidiary Wyeth-Ayerst Research where he led Wyeth-Ayerst's worldwide pharmaceutical research and development organization. Prior to joining American Home Products, Dr. Neil served 23 years at The Upjohn company in a number of scientific and management positions. Dr. Neil holds a B.Sc. in Chemistry from Queen's University, Canada and a Ph.D. in Organic Chemistry from California Institute of Technology.

JOHN P. WALKER has served as our director since April 1997. He is currently chairman and chief executive officer and a director of Axys Pharmaceuticals, Inc., which is the corporation that resulted from the merger of Arris Pharmaceutical Corporation and Sequana Therapeutics, Inc. Mr. Walker is also a director of Microcide Pharmaceuticals. From 1993 to 1997, he was President, Chief Executive Officer and a director of Arris Pharmaceutical Corporation. Prior to his association with Arris, Mr. Walker was the Chairman and Chief Executive Officer of Vitaphore Corporation, a biomaterials company which was sold to Union Carbide Chemical and Plastics Company Inc. in 1990. From 1971 to 1985, Mr. Walker was employed by American Hospital Supply Corporation in a variety of general management, sales and marketing positions, most recently serving as President of the American Hospital Company. He holds a B.A. from the State University of New York at Buffalo and conducted graduate business studies at Northwestern University Institute for Management. Mr. Walker serves as a director of Microcide Pharmaceuticals, Signal Pharmaceuticals, and the Northern California Chapter of the Multiple Sclerosis Society.

RONALD W. EASTMAN has served as our director since May 1993. He served as our President and Chief Executive Officer from May 1993 to July 1999. From 1978 until joining us, Mr. Eastman was employed with American Cyanamid Co., most recently as a Vice President and General Manager of Lederle Laboratories, American Cyanamid's pharmaceutical business. Mr. Eastman holds a B.A. from Williams College and an M.B.A. from Columbia University.

THOMAS D. KILEY, ESQ., has served as our director since September 1992. He has been self-employed since 1988 as an attorney, consultant, and investor. From 1980 to 1988, he was an officer of Genentech, Inc., a biotechnology company, serving variously as Vice President and General Counsel, Vice President for Legal Affairs and Vice President for Corporate Development. From 1969 to 1980, he was with the Los Angeles law firm of Lyon & Lyon and was a partner in that firm from 1975 to 1980. Mr. Kiley is also a director of Pharmacyclics, Inc., Connetics Corp., Cardiogenesis Corporation and certain privately held biotechnology and other companies. Mr. Kiley holds a B.S. in Chemical Engineering from Pennsylvania State University and a J.D. from George Washington University.

EDWARD V. FRITZKY, has served as our director since July 1998. He is currently and has been Chief Executive Officer, President, Chairman and Director of Immunex Corporation since January 1994. Mr. Fritzky has served as a Director of Sonosite, Inc. since March 1998. Mr. Fritzky served as President of Lederle Laboratories, a division of American Cyanamid, from 1992 to 1994, and as Vice President of Lederle Laboratories from 1989 to 1992. Prior to joining Lederle Laboratories, Mr. Fritzky was an executive of Searle Pharmaceuticals, Inc., a subsidiary of the Monsanto Company. During his tenure at Searle, Mr. Fritzky was Vice President of Marketing in the United States, and later President and General Manager of Searle Canada, Inc. and Lorex Pharmaceuticals, a joint venture company. Mr. Fritzky holds a B.A. from Duquesne University and is a graduate of the Advanced Executive Program, J.L. Kellogg Graduate School of Management at Northwestern University.

There are no family relationships among our executive officers or directors.

                          DESCRIPTION OF CAPITAL STOCK

As of December 31, 1999, our authorized capital stock consisted of 35,000,000 shares of common stock, $0.001 par value per share, and 3,000,000 shares of preferred stock, $0.001 par value per share. As of December 31, 1999, there were 17,381,095 shares of common stock outstanding held of record by approximately 807 record holders.

COMMON STOCK

Each common stockholder is entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the common stockholders are entitled to receive ratably any dividends that are declared from time to time by the board of directors out of legally available funds. In the event of liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has non-preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stockholders. All outstanding shares of common stock are, and the shares offered by us in this offering will be when issued and paid for, fully paid and non-assessable.

PREFERRED STOCK

Our board of directors has the authority to issue up to 3,000,000 shares of preferred stock in one or more series and to fix the rights, preferences and privileges, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that these holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deterring or preventing a change in control. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock. Holders of preferred stock would typically be entitled to receive a preference payment.

CONVERTIBLE DEBENTURES

On September 30, 1999, we sold $12,500,000 series C convertible two-percent coupon debentures and warrants to purchase 1,100,000 shares of common stock to an institutional investor. The series C convertible debentures are convertible at any time by the holder at a fixed conversion price of $10.25 per share. The series C convertible debentures are convertible at our option when the common stock has traded at a certain premium to the fixed conversion price for ten consecutive trading days. The series C warrants to purchase 1,000,000 shares of common stock are exercisable at $12.50 per share and the series C warrants to purchase 100,000 shares of common stock are exercisable at $12.75 per share at the option of the holder until June 2, 2001.

As of March 9, 2000, approximately $6.3 million of the $12.5 million originally issued face amount of series C convertible debentures had been converted into 615,069 shares of our common stock.

The debentures are two-percent coupon securities and bear interest at the rate of 2% per annum. In the event of a default, the debentures will accrue penalty interest at a rate of 7% per year from the date of the default.

The debentures are convertible at any time, at the option of the holder, until September 30, 2002. The debentures are convertible into that number of shares of common stock as is determined by dividing the value of debentures converted by the then current conversion price which, as of March 9, 2000, is fixed at $10.25 per share. The conversion price of the debentures is subject to customary adjustments in the event of a stock split or stock dividend. The conversion price is also subject to a weighted average adjustment in the event we have a rights offering, or a similar offering of securities to all investors, at less than $10.00 per share, within 15 months of the issuance date.

Additionally, the conversion price of the debentures will be adjusted in the event that we issue common stock or securities convertible into common stock at a price less than $10.00 per share, not including shares issued pursuant to our option plans, or shares issued in connection with a strategic joint venture. In the event that we issue shares of our stock at less than $10.00 per share, the conversion price of the debentures will be adjusted to the actual price of that issuance. This conversion price adjustment is operative for 15 months from the date of issuance of the debentures. However, this term expires automatically on the 180th day following the issuance of the debentures, which is March 28, 2000, if the closing bid price of our common stock on the Nasdaq National Market or any other national exchange or quotation system as permitted under the terms of the debentures is greater than 150% of the conversion price for five consecutive trading days following the effective date of this prospectus.

The debentures may be converted at our option if the closing bid price of our common stock on the Nasdaq National Market is greater than $17.94 for ten consecutive trading days and a registration statement with respect to the common stock issuable upon conversion of the series C convertible debentures has been effective for at least 90 days. We will have five business days following the ten trading day period in which to exercise our option to force conversion of the debentures. We may convert all or a portion of the outstanding debentures, but if only a portion of the debentures are to be converted, the forced conversion will be prorata among all debenture holders. However, no debenture holder will be forced to convert if (1) a prospectus for the securities subject to the registration rights agreement by and between us and the debenture holder has not been currently effective for a period of at least 90 consecutive trading days and (2) the holder would not currently be permitted to resell the underlying shares within 90 days under Rule 144(k) under the Securities Act without volume restrictions.

Under the terms of the debenture, the maximum number of shares of common stock that may be issued in connection with series C debenture conversions may not equal or exceed, in the aggregate, 20% of the common shares outstanding immediately prior to the last issuance of the debentures. If a debenture holder wishes to convert after the share limit is reached, we will not issue shares, but may elect to pay cash in an amount equal to the greater of (1) 115% of the principal balance of the unconverted debentures or (2) the amount, in cash, the shares that would have been issued would have been worth had they been issued, based either on the conversion price and average share price on the trading day immediately prior to the day the cash payment is made, or the conversion price and average share price on the day of the conversion requesting. In the case that we determine that the share limit has been reached and elect to pay cash in the amount described above, we will notify all remaining debenture holders within two trading days after we make this determination. Ten days following the delivery of this notice, we will pay the required amount. If we do not pay this amount in full within five business days after the date it is due, we will pay interest at a rate of 7% per annum, to be accrued on a daily basis from the date of conversion, to the converting debenture holders until we have paid the full amount in cash as described above, plus all interest.

The debentures will be considered to be in default if, among other things:

- we fail to make any payment due under the terms of the debentures;

- we fail to make any payment due under the terms of any other debt of more than $1 million;

- we file for bankruptcy or are adjudged bankrupt;

- our stock is delisted from Nasdaq and trading has not resumed on Nasdaq or another national exchange or quotation system within three days;

- we are acquired (unless the acquirer assumes the obligations); or

- judgments or orders (that are not covered by insurance) for the payment of money are entered against us, and remain in effect for 30 days, that are in excess of $500,000 in the aggregate.

If not converted, the debentures will mature three years from the issuance date, which is September 30, 2002. We have not set up a sinking fund to repay the principal on any unconverted debentures.

WARRANTS

As of March 9, 2000, we had the following warrants outstanding.

In connection with a license agreement, there were 25,000 warrants to purchase common stock outstanding held by a single investor which were issued in August 1997. These warrants are exercisable at $6.75 per share until August 2007.

In connection with a license agreement, there were 7,917 warrants to purchase common stock outstanding held by seven investors which were issued in October 1998. These warrants are exercisable at $5.78 per share until October 2008.

In connection with the series B convertible debentures, there were 250,000 warrants to purchase common stock outstanding held by one investor which were issued in June 1999. These warrants are exercisable at $12.00 per share until December 2000.

In connection with a private placement, there are 300,000 warrants to purchase common stock outstanding held by a single investor which were issued in March 2000. These warrants are exercisable at a weighted average exercise price of $48.89 until March 2010.

DELAWARE LAW AND SOME BYLAW PROVISIONS

Our board of directors has adopted certain amendments to our bylaws intended to strengthen our board of directors' position in the event of a hostile takeover attempt. These bylaw provisions have the following effects:

- they provide that only persons who are nominated in accordance with the procedures set forth in the bylaws shall be eligible for election as our directors, except as may be otherwise provided in the bylaws;

- they provide that only business brought before the annual meeting by our board of directors or by a stockholder who complies with the procedures set forth in the bylaws may be transacted at an annual meeting of stockholders; and

- they establish a procedure for our board of directors to fix, in advance, the record date when stockholder action by written consent is undertaken.

Furthermore, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is U.S. Stock Transfer Company. It is located at 1745 Gardena Ave., Glendale, California, 91204, and its telephone number is (818) 502-1404.

                                  UNDERWRITING

Geron and the underwriters named below have entered into an underwriting agreement covering the common stock to be offered in this offering. J.P. Morgan Securities Inc., FleetBoston Robertson Stephens Inc. and Salomon Smith Barney Inc. are acting as representatives of the underwriters. Each underwriter has agreed to purchase the number of shares of common stock opposite its name below:

                                                              ----------------
                                                              NUMBER OF SHARES
UNDERWRITERS                                                  ----------------
J.P. Morgan Securities Inc..................................
FleetBoston Robertson Stephens Inc..........................
Salomon Smith Barney Inc....................................

                                                                 ---------
          Total.............................................     3,000,000
                                                                 =========

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the public offering price shown on the cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to
$     per share from the public offering price. Any of these securities dealers
may resell shares to other brokers or dealers at a discount of up to $     per
share from the public offering price. After the initial offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional 450,000 shares of common stock from us to cover such sales. The underwriters may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

The following table shows the per share and total underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                              ----------------------------
                                                                    PAYABLE BY GERON
                                                              NO EXERCISE    FULL EXERCISE
                                                              -----------    -------------
Per Share...................................................   $               $
                                                               --------        --------
       Total................................................   $               $
                                                               ========        ========

The underwriters may purchase and sell shares of common stock in the open market in connection with this offering. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or slowing a decline in the market price of the common stock while the offering is in progress. The underwriters may also impose a penalty bid, which means that an underwriter must repay to the other underwriters a portion of the underwriting discount received by it. An underwriter may be subject to a penalty bid if the representatives of the underwriters, while engaging in stabilizing or short covering transactions, repurchase shares sold by or for the account of that underwriter. These activities may stabilize, maintain or affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time.

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts, will be $1,000,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Prior to the pricing of the common stock, and until such time when a stabilizing bid may have been made, some or all of the underwriters who are market makers in the common stock may make bids for or purchases of shares of common stock subject to certain restrictions, known as passive market making activities.

We and our executive officers and directors have agreed, with limited exceptions, that, during the period beginning from the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially similar to the common stock, other than pursuant to the exercise of stock options and warrants outstanding on the date of this prospectus, the conversion of our convertible debentures outstanding on the date of this prospectus and employee stock option plans existing on the date of this prospectus, without the prior written consent of J.P. Morgan Securities Inc. J.P. Morgan Securities Inc. may release any or all of the securities subject to this lockup at any time without prior notice.

The common stock is traded on the Nasdaq National Market under the symbol
"GERN."

It is expected that delivery of the shares will be made to investors on or about
            , 2000.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates. We issued 25,000 shares of our common stock and warrants to purchase 50,000 shares of our common stock to an affiliate of J.P. Morgan Securities Inc. in connection with financial advisory services related to our acquisition of Roslin Bio-Med Inc. On February 10, 2000, J.P. Morgan Ventures Corporation sold all 75,000 shares under a registration statement filed by us with the Securities and Exchange Commission.

                                 LEGAL MATTERS


The validity of the shares of common stock offered hereby will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York. Legal matters relating to our patents and intellectual property will be passed upon by Townsend & Townsend & Crew LLP, Palo Alto, California and Kilburn & Strode, London, England. As of March 9, 2000, a partner at Skadden, Arps, Slate, Meagher & Flom LLP and its affiliates owned an aggregate of 1,000 shares of our common stock.


                                    EXPERTS

Ernst & Young LLP, independent auditors, have audited the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in the Registration Statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the "Commission." Some information in the registration statement has been omitted from this prospectus in accordance with the Commission rules. We file annual, quarterly and special reports, proxy statements and other information with the Commission. You can read and copy the registration statement as well as reports, proxy statements and other information we have filed with the Commission at the public reference room maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can call the Commission at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the Commission, which may be accessed through the Commission's World Wide Web site at http://www.sec.gov. Our common stock is quoted on The Nasdaq National Market. Reports, proxy and information statements and other information concerning our company may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE

The Commission allows us to "incorporate by reference" the information we have previously filed with them, which means we can disclose important information by referring you to those documents. All information that we have incorporated by reference is available to you in accordance with the above paragraph. Information that we file with the Commission subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), until the selling stockholder has sold all the shares.

The following documents filed with the Commission are incorporated by reference in this prospectus:

     Our Annual Report on Form 10-K/A for the year ended December 31, 1999 (File No. 000-20859).

     Our Current Report on Form 8-K filed on March 15, 2000 (File No.
000-20859).

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to David L. Greenwood, Chief Financial Officer, Geron Corporation, 230 Constitution Drive, Menlo Park, California 94025, telephone: (650) 473-7700.

                                      LOGO

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The registrant will bear no expenses in connection with any sale or other distribution by the selling stockholder of the shares being registered other than the expenses of preparation and distribution of this registration statement and the prospectus included in this registration statement. The extent of these expenses is set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

SEC registration fee........................................      51,233
Nasdaq listing fee..........................................      17,500
NASD filing fee.............................................      19,907
Printing and engraving expenses.............................     200,000
Legal fees and expenses.....................................     425,000
Accounting fees and expenses................................     150,000
Blue Sky fees and expenses..................................       2,500
Registrar and Transfer Agent................................       7,500
Miscellaneous expenses......................................     126,360
                                                              ----------
          Total.............................................  $1,000,000
                                                              ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify these persons for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The registrant's certificate of incorporation and bylaws provide for indemnification of the registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The registrant has also entered into agreements with its directors and officers that will require the registrant, among other things, to indemnify them against liabilities that may arise by reason of their status or service as directors to the fullest extent not prohibited by law. In addition, the registrant carries director and officer liability insurance.

ITEM 16.  EXHIBITS.


EXHIBITS
--------
   1.1     Form of Underwriting Agreement
   5.1     Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
  23.1     Consent of Ernst & Young LLP, Independent Auditors
  23.2     Consent of Skadden, Arps, Slate, Meagher & Flom LLP
           (included in Exhibit 5.1)
  23.3     Consent of Townsend & Townsend & Crew LLP
  23.4     Consent of Kilburn & Strode
  24.1+    Power of Attorney


---------------


+ Previously filed.

ITEM 17.  UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to that information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities it offers, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
    Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC this form of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, Geron Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Menlo Park, State of California, on April 6, 2000.


                                       GERON CORPORATION

                                       By: /s/ DAVID L. GREENWOOD
                                         ---------------------------------------
                                           David L. Greenwood
                                           Senior Vice President and
                                           Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                          TITLE                            DATE
-----------------------------------------------------  ------------------------------------------    --------------
*                                                      President, Chief Executive Officer and        April 6, 2000
-----------------------------------------------------  Director
Thomas B. Okarma

/s/ DAVID L. GREENWOOD                                 Senior Vice President and Chief Financial     April 6, 2000
-----------------------------------------------------  Officer (Principal Financial and
David L. Greenwood                                     Accounting Officer)

*                                                      Director                                      April 6, 2000
-----------------------------------------------------
Alexander E. Barkas

*                                                      Director                                      April 6, 2000
-----------------------------------------------------
Ronald W. Eastman

*                                                      Director                                      April 6, 2000
-----------------------------------------------------
Edward V. Fritzky

*                                                      Director                                      April 6, 2000
-----------------------------------------------------
Thomas D. Kiley

*                                                      Director                                      April 6, 2000
-----------------------------------------------------
Gary L. Neil

*                                                      Director                                      April 6, 2000
-----------------------------------------------------
Robert B. Stein

*                                                      Director                                      April 6, 2000
-----------------------------------------------------
John P. Walker

             *By: /s/ DAVID L. GREENWOOD
       ---------------------------------------
                 David L. Greenwood
                  Attorney-in-fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER     DESCRIPTION
-------    -----------
  1.1      Form of Underwriting Agreement
  5.1      Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
 23.1      Consent of Ernst & Young LLP, Independent Auditors
 23.2      Consent of Skadden, Arps, Slate, Meagher & Flom LLP is
           contained in Exhibit 5.1 to this Registration Statement
 23.3      Consent of Townsend & Townsend & Crew LLP
 23.4      Consent of Kilburn & Strode
 24.1+     Power of Attorney


---------------


+ Previously filed.